NI 43-101 Technical Report
Resource Estimation - Ruby Creek Zone
Bornite Deposit
Upper Kobuk Mineral Project
Northwest Alaska

Effective Date: July 18, 2012

Report Prepared for
NovaCopper Inc.
2300-200 Granville Street
Vancouver, British Columbia
V6C 1S4 Canada

Report Prepared by
BD Resource Consulting Inc.
4235 Cheyenne Drive
Larkspur, CO 80118

Signed by QP:
Bruce Davis, FAusIMM

UPPER KOBUK MINERAL PROJECT BORNITE DEPOSIT – RUBY CREEK ZONE ALASKA, USA NI 43-101 TECHNICAL REPORT

C O N T E N T S

1.0	SUMMARY		1-1
	1.1	Location	1-2
	1.2	Land Status	1-2
	1.3	History	1-2
	1.4	Geological Setting	1-3
	1.5	Deposit Type	1-3
	1.6	Mineralization	1-3
	1.7	Bornite Mineral Resources – Ruby Creek Zone	1-4
	1.8	Project Status	1-5
	1.9	Conclusions and Recommendations	1-5
2.0	INTRODUCTION		2-1
	2.1	Terms of Reference	2-1
	2.2	Qualified Persons	2-1
	2.3	Site Visit	2-2
	2.4	Effective Date	2-2
	2.5	Information Sources and References	2-2
	2.6	Previous Technical Reports	2-3
3.0	RELIANCE ON OTHER EXPERTS		3-1
	3.1	Mineral Tenure and Surface Rights	3-1
4.0	PROPERTY DESCRIPTION AND LOCATION		4-1
	4.1	Property Description and Location	4-1
	4.2	Property Agreements	4-3
	4.3	Mineral Tenure	4-5
	4.4	Surface Rights	4-7
	4.5	Royalties	4-7
	4.6	Exploration Permits	4-8
	4.7	Environmental Liabilities	4-8
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY		5-1
	5.1	Accessibility	5-1
	5.2	Climate	5-1
	5.3	Local Resources and Infrastructure	5-1
	5.4	Physiography	5-2
	5.5	Sufficiency of Surface Rights	5-3
6.0	HISTORY		6-1
	6.1	Bornite Deposit History	6-1
	6.2	Bornite Historical Resource Estimations	6-5
7.0	GEOLOGICAL SETTING AND MINERALIZATION		7-1
	7.1	Regional Geology	7-1

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	7.2	Tectonic and Metamorphic History		7-1
		7.2.1	Regional Stratigraphy	7-2
		7.2.2	Igneous Rocks	7-3
		7.2.3	Timing of Mineralization in the District	7-4
	7.3	Deposit Geology		7-4
		7.3.1	Lithology Units	7-5
		7.3.2	Structure	7-6
	7.4	Mineral Deposits		7-8
		7.4.1	Mineralization	7-9
		7.4.2	Alteration	7-10
	7.5	Prospects/Exploration Targets		7-11
8.0	DEPOSIT TYPES			8-1
9.0	EXPLORATION			9-1
	9.1	2006 NovaGold Exploration		9-1
	9.2	2010 NovaGold Exploration		9-2
	9.3	2011 NovaGold Exploration		9-4
	9.4	Exploration Potential		9-7
10.0	DRILLING			10-1
	10.1	Drill Campaigns		10-1
	10.2	Drill Contractors		10-6
	10.3	Core Logging		10-7
	10.4	Core Recovery		10-8
	10.5	Collar Surveys		10-8
	10.6	Down-Hole Surveys		10-10
	10.7	Miscellaneous Drilling Information		10-11
11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			11-1
	11.1	Sampling Methods		11-1
	11.2	Metallurgical Sampling		11-2
	11.2	Density Determinations		11-2
	11.4	Analytical and Test Laboratories		11-3
	11.5	Sample Preparation and Analysis		11-3
	11.6	Quality Assurance and Quality Control		11-4
	11.7	Databases		11-5
	11.8	Sample Security		11-6
12.0	DATA VERIFICATION			12-7
	12.1	Database Management		12-7
	12.2	Historic Database Verification		12-7
	12.3	Discussion of Database Verification		12-9
13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1
	13.1	Historical Metallurgical Testwork		13-1
14.0	MINERAL RESOURCE ESTIMATES			14-1
	14.1	Introduction		14-1

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	14.2	Resource Estimation Procedures	14-2
	14.3	Verification of Historic Data	14-2
	14.4	Geological Models	14-4
	14.5	Estimation Domains	14-5
	14.6	Exploratory Data Analysis	14-5
	14.7	Density Assignment	14-8
	14.8	Compositing	14-9
	14.9	Treatment of Extreme Assay Values	14-9
	14.10	Variography	14-11
	14.11	Estimation	14-12
	14.12	Block Model Validation	14-13
	14.13	Classification Criteria	14-19
	14.14	Consideration of Reasonable Prospects of Economic Extraction	14-19
	14.15	Mineral Resource Statement	14-20
	14.16	Comment on Section 14	14-21
15.0	MINERAL RESERVE ESTIMATES		15-1
16.0	MINING METHODS		16-1
17.0	RECOVERY METHODS		17-1
18.0	PROJECT INFRASTRUCTURE		18-1
19.0	MARKET STUDIES AND CONTRACTS		19-2
20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT		20-1
	20.1	Baseline Studies	20-1
	20.2	Environmental Issues	20-3
	20.3	Exploration Closure Plan	20-4
	20.4	Permitting	20-4
21.0	CAPITAL AND OPERATING COSTS		21-1
22.0	ECONOMIC ANALYSIS		22-1
23.0	ADJACENT PROPERTIES		23-1
	23.1	Sun Deposit	23-1
	23.2	Smucker Deposit	23-1
	23.3	Arctic Deposit	23-1
24.0	OTHER RELEVANT DATA AND INFORMATION		24-1
25.0	INTERPRETATION AND CONCLUSIONS		25-1
26.0	RECOMMENDATIONS		26-1
27.0	REFERENCES		27-1
	27.1	Bibliography	27-1
28.0	CERTIFICATE OF AUTHOR		28-1

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T A B L E S

Table 1-1: Results from Ruby Creek Zone Resource Estimation at Bornite	1-4
Table 6-1: Micrometric Estimates of Copper Mineral Distribution	6-2
Table 6-2: Bornite Historical Resource (Lund, 1961)	6-5
Table 6-3: Bornite Historical Resource (Reed, 1971)	6-6
Table 6-4: Bornite Historical Resource (Sichermann, 1974)	6-6
Table 6-5: Bornite Historical Resource (Kennecott, 1997)	6-7
Table 6-6: Specific Gravity used in 1997 Historical Kennecott Resource Estimate	6-7
Table 7-1: Stratigraphic Units of the Cosmos Hills Area (modified from Hitzman et al, 1986)	7-10
Table 7-2: Lithology Units on the Bornite Property	7-12
Table 10-1: Upper and Lower Reef Significant Mineralized Intervals (2011 Verification Drilling)	10-13
Table 10-2: South Reef Significant Mineralized Intervals (2011 Exploration Drilling)	10-14
Table 10-3: Summary of the Bornite Drilling Programs	10-15
Table 10-4: Core Recovery versus Lithology	10-16
Table 14-1: Specific Gravity Values Assigned to Block Model	14-8
Table 14-2: Correlogram Parameters for Phyllite and Carbonate Domians	14-12
Table 14-3: Classification Criteria for the Mineral Resource Estimate	14-19
Table 14-4: Ruby Creek Zone Resource Estimation at Bornite	14-20
Table 20-1: List of Permits that May Be Required for the Bornite Project	20-5
Table 20-2: List of Permits that May Be Required for the Bornite Project - Continued	20-6

F I G U R E S

Figure 1-1:	Bornite Deposit Review	1-1
Figure 2-1:	Bornite Exploration Shaft and the NovaCopper Exploration Camp	2-2
Figure 4-1:	Location Map of the UKMP – Northwest Alaska	4-2
Figure 4-2:	Upper Kobuk Mineral Project Lands	4-3
Figure 4-3:	State and Federal Claims of the Upper Kobuk Mineral Project	4-6
Figure 4-4:	Sun and Smucker Deposits in Relation to UKMP Deposit and Occurrences	4-7
Figure 5-1:	NovaCopper Core Logging Facility	5-2
Figure 6-1:	1996 Kennecott Residual Gravity	6-3
Figure 7-1:	Generalized Geologic Map of the Cosmos Hills (Modified from Till et al, 2008)	7-9
Figure 7-2:	A Typical Dolomitized Sedimentary Breccia of the Bornite Carbonate Sequence	7-13
Figure 7-3:	Geologic Map of the Bornite Resource Area	7-14
Figure 7-4:	N-S Cross Section at 589250E Showing the Geometry of Mineralization and Geology as Captured in the 3D model	7-15
Figure 7-5:	Typical High-Grade Chalcocite, Bornite, and Chalcopyrite Mineralization	7-16
Figure 7-6:	NW-SE Cross Section through the Lower Reef Illustrating Geology and Zonation of Ore Minerals and Secondary Dolostone	7-17
Figure 9-1:	2006 DIGHEM Total Field Magnetics	9-2
Figure 9-2:	2010 NW-SE Reinterpreted Profile across the Bornite Deposit	9-3
Figure 9-3:	District Airborne Magnetics Compiled From Kennecott, AK DNR and NovaGold Surveys	9-4
Figure 9-4:	2011 NSAMT and CRIP Surveys	9-5
Figure 9-5:	Resistivity Profile for Line 520N	9-6

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UPPER KOBUK MINERAL PROJECT BORNITE DEPOSIT – RUBY CREEK ZONE ALASKA, USA NI 43-101 TECHNICAL REPORT

Figure 9-6:	Chargeability Profile for Line 520N	9-7
Figure 10-1:	1957 to 1963 Drill Campaigns and Collar Locations	10-10
Figure 10-2:	Diamond Drilling from the 700 Level of the No. 1 Shaft	10-11
Figure 10-3:	Diamond Drilling from the 975 Level of the No. 1 Shaft	10-11
Figure 10-4:	Drill Hole Collar Location 1968 - 2011	10-12
Figure 10-5:	Surface Drilling with Down-Hole Surveys	10-19
Figure 11-1:	Drill Core Cutting Bay	11-2
Figure 11-2:	Standard OREAS 111 Control Chart	11-4
Figure 11-3:	Acme Labs versus ALS Chemex – 5% Duplicate Check	11-5
Figure 14-1:	Copper Grade QQ Plot for NovaCopper versus Historic Drilling	14-3
Figure 14-2:	Copper Boxplots comparing NovaCopper and Historic Drilling	14-4
Figure 14-3:	Cross-section of the Ruby Creek Geological Model	14-5
Figure 14-4:	Histogram of 5 meter Cu Composites of the Phyllite Domain	14-6
Figure 14-5:	Histogram of 5 meter Cu Composites of the Carbonate Domain	14-6
Figure 14-6:	Histogram of 5 meter Cu Composites of the Massive Sulfide Domain	14-7
Figure 14-7:	Contact Plot Carbonate and Phyllite Domains	14-7
Figure 14-8:	Copper Grade Histogram and Lognormal Probability Plot	14-10
Figure 14-9:	NNE-trending Section of the Block Model showing Blocks, Estimation Domains, Grade and Indicated Resources	14-14
Figure 14-10:	NNE-trending Section of the Block Model showing Blocks, Estimation Domains, Grade and Indicated and Inferred Resources	14-15
Figure 14-11:	Herco and Model Grade Tonnage Plots – Phyllite Domain	14-16
Figure 14-12:	Herco and Model Grade Tonnage Plots – Carbonate Domain	14-17
Figure 14-13:	Swath Plot for OK and NN Models – Cu Distribution in Carbonate Domain	14-18
Figure 18-1:	Options Studied by the State of Alaska to access the UKMP	18-1

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UPPER KOBUK MINERAL PROJECT BORNITE DEPOSIT – RUBY CREEK ZONE ALASKA, USA NI 43-101 TECHNICAL REPORT

1.0	SUMMARY

BD Resource Consulting Inc. was commissioned by NovaCopper Inc. and NovaCopper US Inc. (collectively NovaCopper), a wholly-owned subsidiary of NovaCopper Inc., to prepare a 43-101 Technical Report on the Bornite deposit, one of several mineralized occurrences at the Upper Kobuk Mineral Project encompassing a portion of the Ambler District of northwestern Alaska. Figure 1-1 is an aerial view of the Bornite exploration shaft and the NovaCopper exploration camp.

Figure 1-1: Bornite Deposit Review

NovaCopper US Inc. acquired the Ambler Project from Alaska Gold Company LLC, a wholly-owned subsidiary of NovaGold Resources Inc. (collectively NovaGold) on October 17, 2011. On October 19, 2011, NovaCopper entered in to an Exploration Agreement and Option to Lease (the NANA Agreement) with NANA Regional Corporation, Inc. (NANA) for the cooperative development of their respective resource interests in the Ambler District. The NANA Agreement consolidates NovaCopper’s Ambler Project land holdings, NANA’s Bornite land holdings and certain ANCSA (Alaska Native Claims Settlement Act) Lands (each as defined in the NANA Agreement) into a land package of approximately 140,500 hectares, collectively called the Upper Kobuk Mineral Project (UKMP). The NANA Agreement provides a framework for the exploration and development of the UKMP lands. On April 30, 2012, NovaGold Resources Inc. completed a corporate reorganization in which NovaCopper Inc. and its Upper Kobuk Mineral Project was successfully spun out as a new independent public company trading on the AMEX and TSX exchanges.

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UPPER KOBUK MINERAL PROJECT BORNITE DEPOSIT – RUBY CREEK ZONE ALASKA, USA NI 43-101 TECHNICAL REPORT

1.1	Location

The Upper Kobuk Mineral Project which encompasses the Bornite deposit and the previously reported Arctic deposit is located approximately 160 miles (260 km) east of Kotzebue, Alaska and 285 miles (460 km) northwest of Fairbanks Alaska. The closest village is the community of Kobuk, approximately 10.5 miles (17 km) to the south situated along the banks of the Kobuk River.

1.2	Land Status

The Upper Kobuk Mineral Project (UKMP) constitutes a land package of approximately 140,500 hectares and is governed by the NANA Agreement which provides a framework for exploration and resource development of the UKMP lands.

The UKMP is an amalgamation of: 1) NovaCopper's Ambler Project comprised of 106,298 acres (43,017 hectares) of State of Alaska mining claims and Federal patented mining claims located in the Ambler District of the southern Brooks Range of northwestern Alaska; and 2) NANA Regional Corporation Bornite and ANCSA lands as outlined in the NANA Agreement. The Bornite deposit which is the basis for this NI 43-101 Technical Report lies on lands of NANA Regional Corporation.

1.3	History

Regional exploration began in the early 1900s when gold prospectors noted copper occurrences in the hills north of Kobuk, Alaska. In 1947, local prospector Rhinehart "Rhiny" Berg along with various partners traversing in the area located outcropping mineralization along Ruby Creek (Bornite) on the north side of the Cosmos Hills. Bear Creek Mining Company, Kennecott's exploration subsidiary optioned the property from Berg in 1957. Drilling culminated in the 1961 discovery of the No.1 Ore Body when DDH-RC-34 cut 65.6 feet (20 meters) of 24% copper.

The discovery of the No.1 Ore Body led to the development of a 1,075 foot (328 meter) exploration shaft in 1966 which provided access for sampling, mapping and underground drilling to further delineate the No. 1 Ore Body.

The discovery of the Arctic deposit 11 miles (17 km) to the NE in 1965 focused Kennecott exploration efforts elsewhere in the district resulting in a hiatus in exploration at Bornite. In 1989, Kennecott sold its interest in Bornite to NANA, but reacquired the property from NANA in 1999 for a short period to complete minor additional drilling.

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In 2005, NovaGold began discussions with NANA concerning acquisition eventually resulting in the NANA Agreement in October 2011. The agreement allowed the exploration and development of the Upper Kobuk Mineral project. Exploration drilling in 2011 by NovaGold in the South Reef area, originally recognized in wide-space Kennecott drilling has identified a potential new resource area.

1.4	Geological Setting

Mineralization in the Upper Kobuk Mineral project area is characterized by two discrete mineralized belts, the Devonian Ambler Schist belt and the Devonian Bornite carbonate sequence. The Ambler Schist belt is host to a series of VMS (volcanogenic massive sulfide) deposits related to metamorphosed and strongly deformed bimodal Devonian volcanic and sedimentary rocks. A series of notable VMS deposits including Arctic, Dead Creek (Shungnak), Sunshine, Horse Creek, Sun and Smucker occur in the belt.

At Bornite, the focus of this NI 43-101 technical report, mineralization is hosted in less strongly deformed Devonian clastic and carbonate sedimentary rocks lying immediately south of the Schist belt rocks across the Ambler lowlands. Widespread hydrothermal dolomitization is characteristic of the belt and hosts the associated copper mineralization.

1.5	Deposit Type

Bornite has characteristics similar to a series of districts and deposits including the Mt Isa district in Australia, the Tynagh deposit in Ireland, the Kipushi deposit in the Congo and the Tsumeb deposit in Namibia. All of these deposits show: 1) syngenetic to early epigenetic characteristics; 2) emplacement in carbonate stratigraphy; and 3) early pyrite-dolomite alteration followed by sulfide mineralization. All occur in intra- continental to continental margin settings undergoing extensional tectonics and bimodal volcanism. Basin-margin faults seem to play an important role in localizing mineralization.

1.6	Mineralization

Copper mineralization at Bornite is comprised of chalcopyrite, bornite, and chalcocite as stringers, veinlets and breccia fillings distributed in stacked, roughly stratiform zones exploiting favorable stratigraphy. Stringer pyrite and locally significant sphalerite occur above and around the copper zones, while locally massive pyrite and sparse pyrrhotite occur in association with siderite alteration below copper mineralization in the Lower Reef.

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UPPER KOBUK MINERAL PROJECT BORNITE DEPOSIT – RUBY CREEK ZONE ALASKA, USA NI 43-101 TECHNICAL REPORT

1.7	Bornite Mineral Resources – Ruby Creek Zone

In 2011, NovaCopper drilled a series of holes to verify the historical Kennecott drilling and to begin exploration in and around the deposit. Results from the Ruby Creek zone which contains two discrete mineralized lenses, the Upper and Lower Reef are tabulated below in Table 1-1. The Upper reef lying roughly 300 meters north of the outcropping Lower Reef includes a small albeit very high-grade area dubbed the No.1 Orebody by Kennecott.

Table 1-1: Results from Ruby Creek Zone Resource Estimation at Bornite

	Indicated			Inferred
Cutoff %Cu	Tonnes (millions)	Grade % Cu	Pounds (millions)	Tonnes (millions)	Grade % Cu	Pounds (millions)
0.3	9.0	1.00	198.6	74.3	0.68	1113.3
0.5	6.8	1.19	178.7	47.7	0.84	883.2
1.0	2.4	2.03	109.3	11.4	1.31	329.8
1.5	1.0	3.26	71.6	1.9	1.94	82.8
2.0	0.6	4.49	55.0	0.5	2.65	30.3

•	Base Case is 0.5% Cu cut-off grade

•	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.

•

Resources stated as contained within a manually constructed potentially economic resource limiting pit shell using metal price of US$3.00 per lb Cu, mining costs of US$1.50 per tonne, processing costs of US$10.00 per tonne, 100% recoveries and an average pit slope of 45 degrees.

•	Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

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UPPER KOBUK MINERAL PROJECT BORNITE DEPOSIT – RUBY CREEK ZONE ALASKA, USA NI 43-101 TECHNICAL REPORT

1.8	Project Status

During 2012, NovaCopper is continuing exploration at its Bornite deposit, a part of its greater Upper Kobuk Mineral Project. The 2012 program at Bornite is budgeted for 3 drill rigs and approximately 49,000 feet (15,000 meters) of drilling targeted at confirming and expanding mineralization at: 1) the newly discovered South Reef where DH-187 and DH-194 cut 584 feet (178 meters) of 4.01% Cu and 363 feet (110.6 meters) of 2.64% Cu respectively; and 2) the Ruby Creek zone (Upper and Lower Reef) resources discussed herein. In addition to the drilling, NovaCopper is actively developing new targets in the Bornite carbonate sequence with an intensive mapping, sampling and geophysical (pole-dipole IP) program.

For the greater Upper Kobuk Mineral Project, NovaCopper is also advancing work at its Arctic deposit as well as initiating exploration drilling on its Sunshine target.

1.9	Conclusions and Recommendations

Based on the recent assembly and verification of historic data and drilling by NovaCopper on the Bornite deposit, the following conclusions can be made:

•

The level of understanding of the geology is relatively good. The practices used during the various drilling campaigns were conducted in a professional manner and adhered to accepted industry standards. There are no evident factors that would lead one to question the integrity of the database.

•	A significant copper deposit continues to be outlined. Mineralization is hosted in stratiform zones occurring in favorable stratigraphy.
•	Drilling to date has produced an estimated Indicated resource (at a 0.5% Cu cut-off) of 6.8 M tonnes at 1.19% Cu and an Inferred resource (at a 0.5% Cu cut-off) of 47.7 M tonnes at 0.84% Cu.
•	The resource estimate is confined to the Ruby Creek Zone composed of the Upper and Lower Reefs. Too little drilling information is available to estimate resources in the South Reef.
•	Significant copper mineralization occurs in five drill holes in what is now known as the South Reef.

Recommendations

•

The following actions are recommended for the Bornite deposit. A program of geologic mapping, sampling, and geophysics to develop additional targets for exploration. A budget of $US500,000 is recommended.

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•	Additional drilling to determine the extent of the mineralization in the South Reef. A drill program with a $US8.0 million budget is recommended.
•	Additional drilling to expand confirmation results from historic drilling in both the Upper and Lower Reefs of the deposit. A budget of $US2.0 million is proposed to complete this test work.
•	Drilling to test geologically favorable targets outside the three Reef targets. A budget of $US1.2 million is proposed to do this work.

After drilling is completed, a preliminary scoping study that includes geotechnical work, metallurgical studies, hydrological studies, resource estimation (including further collection and analysis of specific gravity and further verification and analysis of the historical drill data), mine planning and an economic analysis of the project. If results are positive, the project should proceed with more drilling to delineate Indicated resources. A budget of $US500,000 has been proposed for this work.

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UPPER KOBUK MINERAL PROJECT BORNITE DEPOSIT – RUBY CREEK ZONE ALASKA, USA NI 43-101 TECHNICAL REPORT

2.0	INTRODUCTION

This Technical Report has been prepared for NovaCopper US Inc., a wholly-owned subsidiary of NovaCopper Inc., by Bruce Davis of BD Resource Consulting Inc.

2.1	Terms of Reference

The primary purpose of this report is to document a recent estimate of mineral resources for the Bornite deposit, a part of the Upper Kobuk Mineral Project. The Upper Kobuk Mineral Project consolidates NovaCopper's Ambler Project land holdings, NANA's Bornite land holdings and certain ANCSA Lands and provides a framework for the exploration and development of the lands though an Exploration Agreement and Option to Lease (the NANA Agreement) with NANA Regional Corporation, Inc.

This report also discusses historic and current exploration results and outlines work carried out by the author in estimating mineral resources for the Upper and Lower Reef mineralized zones at Bornite.

This reported has been undertaken to comply with reporting and disclosure requirements set forth in the TSX Exchange (TSX) Company Manual and National Instrument 43-101.

2.2	Qualified Persons

Bruce Davis FAusIMM, the president of BD Resource Consulting Inc. and the author of this technical report, is an independent "qualified person", within the meaning of National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101). He is responsible for the preparation of this Technical Report on the Bornite property (Technical Report) which has been prepared in accordance with NI 43-101 and Form 43-101F1.

Neither Bruce Davis of BD Consulting nor any associates employed in the preparation of this report (Consultants) have any beneficial interest in NovaCopper. These Consultants are not insiders, associates, or affiliates of NovaCopper. The results of this Technical Report are not dependent upon any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings between NovaCopper and the Consultants. The Consultants are to be paid a fee for their work in accordance with normal professional consulting practices.

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2.3	Site Visit

Bruce Davis conducted a site visit to the Upper Kobuk Mineral Project (UKMP) on July 26th and 27th, 2011 accompanied by Joe Piekenbrock, VP Exploration and Kevin Francis, VP Resources of NovaGold Resources Inc. prior to the spinout of NovaCopper Inc. from NovaGold Resources Inc. in 2012. Access was via charter aircraft to NovaCopper’s Dahl Creek staging area and then by pickup to the Bornite exploration camp and logging facility. Figure 2-1 shows the Bornite exploration shaft and the NovaCopper exploration camp. The site visit included review of drilling procedures, site facilities, historic and recent drill core, logging procedures, data capture and sample handling. In addition to the site visit to the Bornite mineral occurrence, a visit to the Arctic deposit via helicopter was also undertaken.

Figure 2-1: Bornite Exploration Shaft and the NovaCopper Exploration Camp

2.4	Effective Date

The effective date of this report is July 18, 2012.

2.5	Information Sources and References

BD Resource Consulting Inc. obtained electronic copies of drill hole data and various geologic reports, maps, cross sections and miscellaneous data from NovaCopper personnel. NovaCopper US Inc. acquired the data as a part of the acquisition of the Ambler Project from Alaska Gold Company LLC, a wholly-owned subsidiary of NovaGold Resources Inc. (collectively NovaGold) on October 17, 2011. NovaGold had originally acquired project data from both NANA Regional Corporation and Kennecott who had discovered and explored the Bornite deposit from 1957-1998.

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All of the drill data collected during the Kennecott drilling programs (1958 - 1997) was logged on paper drill logs, now stored in the Kennecott Exploration office in Salt Lake City, Utah. In 1995 Kennecott scanned and entered the drilling assay data, geologic core logs, and the down hole and collar survey information into an electronic format. Subsequently in 2009, NovaGold geologists verified the geologic data from the original paper logs against the KCC electronic format and merged all the data into a Microsoft™ SQL Database for the deposit.

For the 2011 NovaCopper (NovaGold) diamond drilling program, a commercial computer based core logging system was used for data capture. The core logging software, GeoSpark Logger© (data logger), was developed by GeoSpark Consultants Inc. The data logger program stores the information logged in a Microsoft™ SQL database which in turn is validated then merged in the main SQL database for the project. Paper (hardcopy) logs of the 2011 drill core logs are printed and stored in the Fairbanks office. Scanned copies of the Kennecott era drill logs are also stored in the Fairbanks field office.

2.6	Previous Technical Reports

No previous NI 43-101 Technical Reports have been compiled on the Bornite mineral deposit. NovaCopper filed a NI 43-101 Preliminary Economic Assessment on its Ambler Project the principal asset of which is the Arctic deposit lying roughly 11 miles (17 km) to the NE of Bornite. The date of that report is March 9, 2012, with an effective date of February 1, 2012. Lands comprising NovaCopper's Ambler Project including the Arctic deposit, and lands of NANA Regional Corporation, including the Bornite deposit and now constituting the Upper Kobuk Mineral Project were consolidated under the NANA Agreement on October 19, 2011. The Ambler Project NI 43-101 Preliminary Economic Assessment is available at www.sedar.com or on NovaCopper's website www.novacopper.com.

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3.0	RELIANCE ON OTHER EXPERTS

The opinions of BD Resource Consulting Inc., contained herein are based on information provided by NovaCopper throughout the course of the investigations and estimation of resources. The sources of information include data and reports supplied by NovaCopper and NovaCopper personnel as well as data and documents referenced in Section 2.5.

BD Resource Consulting has used its extensive experience to determine if the information from previous reports was suitable for inclusion in this technical report and has adjusted information that required amending. This report includes technical information, which required subsequent calculations to derive subtotals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. BD Resource Consulting does not consider such errors to be material.

In addition to the reliance on data provided by NovaCopper, the author has employed geostatistical methodology to further assess the reliability of historical drill data captured by Kennecott during its tenure on the property. Such methodology is further discussed in Sections 12 and 14 of this technical report.

3.1	Mineral Tenure and Surface Rights

The author has not independently verified the legal status or ownership of the mineral properties, underlying lease option agreements, and validity of unpatented lode claims. The author is relying on NovaCopper statements about the validity of the property position regarding the content of Section 4.

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4.0	PROPERTY DESCRIPTION AND LOCATION

The Upper Kobuk Mineral Project which encompasses the Bornite deposit and the previously reported Arctic deposit is located approximately 160 miles (260 km) east of Kotzebue, Alaska and 285 miles (460 km) northwest of Fairbanks Alaska (Figure 4-1). The closest village is the community of Kobuk, approximately 10.5 miles (17 km) to the south situated along the banks of the Kobuk River.

Figure 4-1: Location Map of the UKMP - Northwest Alaska

The Bornite prospect and resource area is located in the USGS Ambler River A-2 quadrangle, Kateel River Meridian T 8N, R 9S, sections 4, 5, 8, and 9, with additional exploration activity throughout the Cosmos Hills.

4.1	Property Description and Location

Upper Kobuk Mineral Project

The Upper Kobuk Mineral Project (UKMP) shown in Figure 4-2 constitutes a land package of approximately 140,500 hectares and is governed by the NANA Agreement which provides a framework for exploration and resource development of the UKMP lands.

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The UKMP is an amalgamation of: 1) NovaCopper’s Ambler Project comprised of 106,298 acres (43,017 hectares) of State of Alaska mining claims and Federal patented mining claims located in the Ambler District of the southern Brooks Range of northwestern Alaska; and 2) NANA Regional Corporation Bornite and ANCSA (Alaska Native Claims Settlement Act) lands as outlined in the NANA Agreement. The Bornite deposit which is the basis for this NI 43-101 Technical Report lies on lands of NANA Regional Corporation.

Figure 4-2: Upper Kobuk Mineral Project Lands

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4.2	Property Agreements

The NANA Agreement (Ambler, Bornite and ANCSA Lands)

The NANA Agreement which governs the exploration and development of the UKMP lands provides that NANA Regional Corporation will grant NovaCopper US the nonexclusive right to enter on, and the exclusive right to explore, the Bornite Lands and certain ANCSA (Alaska Native Claims Settlement Act) Lands as defined in agreement and to construct and utilize temporary access roads, camps, airstrips and other incidental works. In consideration for this right, NovaCopper US paid to NANA Regional Corporation US$4 million. Under the agreement, NovaCopper US will also be required to make payments to NANA for scholarship purposes and has further agreed to use reasonable commercial efforts to train and employ NANA shareholders in connection with its operations on the UKMP Lands.

The NANA Agreement has a term of 20 years, with an option in favor of NovaCopper to extend the term for an additional 10 years. The NANA Agreement may be terminated by mutual agreement of the parties or by NANA if NovaCopper does not meet certain expenditure requirements on the Bornite Lands and ANCSA Lands.

Under the agreement NovaCopper is required to notify NANA following: 1) receipt of a feasibility study on a specific project; 2) the release for public comment of a draft environmental impact statement; and 3) a decision by NovaCopper to proceed with construction of a mine on UKMP Lands. Once notified, NANA will have 120 days to elect to either (a) exercise a non-transferrable back-in-right to acquire between 16% and 25% (as specified by NANA) of that specific project; or (b) not exercise its back-in- rights, and instead receive a net proceeds royalty equal to 15% of the net proceeds realized by NovaCopper from such project. The cost to exercise such back-in-right is equal to the percentage interest in the project multiplied by the difference between (i) all costs incurred by NovaCopper on the project, including historical costs incurred prior to the date of the NANA Agreement together with interest on the historical costs; and (ii) $40 million (subject to exceptions). This amount will be payable by NANA to NovaCopper at the time the parties enter into a joint venture agreement on the specific project.

In the event that NANA elects to exercise its back-in-right, the parties will form a joint venture, with NANA's interest being between 16% to 25% and NovaCopper's interest being the balance of the total interest in the joint venture. Upon formation of the joint venture, the joint venture will assume all of the obligations of NovaCopper and be entitled to all the benefits of NovaCopper under the NANA Agreement in connection with the mine to be developed. A party's failure to pay its proportionate share of costs in connection with the joint venture will result in dilution of its interest. Each party will have a right of first refusal over any proposed transfer of the other party's interest in the joint venture other than to an affiliate or for the purposes of granting security. A transfer by either party of a net smelter royalty return or any net proceeds royalty interest in a project other than for financing purposes will also be subject to a first right of refusal.

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In connection with possible development on the Bornite Lands or ANCSA Lands, NovaCopper and NANA will execute a mining lease to allow NovaCopper or the joint venture to construct and operate a mine on the Bornite or ANCSA lands. These leases will provide NANA a 2% net smelter royalty as to production from the Bornite lands and a 2.5% net smelter royalty as to production from the ANCSA lands. If NovaCopper decides to proceed with construction of a mine on the Ambler lands, NANA will enter into a surface use agreement with NovaCopper which will afford NovaCopper access to the Ambler lands along routes approved by NANA. In consideration for the grant of such surface use rights, NovaCopper US will grant NANA a 1% net smelter royalty on production and an annual payment of $755 per acre (as adjusted for inflation each year beginning with the second anniversary of the effective date of the NANA Agreement and for each of the first 400 acres (and $100 for each additional acre) of the lands owned by NANA and used for access which are disturbed and not reclaimed.

NovaCopper US and NANA have formed an oversight committee, which consists of four representatives from each of NovaCopper US and NANA. The Oversight Committee is responsible for certain planning and oversight matters carried out by NovaCopper US under the NANA Agreement. The planning and oversight matters that are the subject of the NANA Agreement will be determined by majority vote. The representatives of each of NovaCopper US and NANA attending a meeting will have one vote in the aggregate and in the event of a tie, the NovaCopper US representatives jointly shall have a casting vote on all matters other than Sustainability Matters, as that term is defined in the NANA Agreement. There shall be no casting vote on Sustainability Matters and NovaCopper US may not proceed with such matters unless approved by majority vote of the Oversight Committee or with the consent of NANA, such consent not to be unreasonably withheld or delayed.

Alaska Gold-NovaCopper Purchase Agreement (Ambler Lands)

The Project was acquired on October 17, 2011 by NovaCopper US Inc. through a purchase and sale agreement with AGC, both wholly owned subsidiaries of NovaGold Resources Inc. NovaGold is a precious metals company engaged in the exploration and development of mineral properties in North America with a portfolio of mineral properties located principally in Alaska and British Columbia. On October 24, 2011, NovaGold transferred its ownership of NovaCopper US to NovaCopper Inc., a wholly owned subsidiary of NovaGold incorporated on April 27, 2011 in exchange for shares of NovaCopper.

NovaGold-Kennecott Exploration and Purchase Agreements (Ambler Lands)

An exploration agreement between Kennecott Arctic Company and NovaGold under which NovaGold had the ability to earn a 51% interest in the Ambler Project was signed on March 22, 2004. In the period between 2004 and 2009 NovaGold conducted project and regional level mapping, geophysical and geochemical surveys and drilling on Ambler Project lands.

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Under a purchase agreement dated December 18, 2009 between NovaGold, its wholly-owned subsidiary Alaska Gold Company and Kennecott Exploration Company and Kennecott Arctic Company, NovaGold agreed to pay Kennecott a total purchase price of $29 million for a 100% interest in the Ambler Project, to be paid as to: $5 million by the issuance of 931,098 NovaGold shares and two instalments of $12 million in cash each, due 12 months and 24 months, respectively, from the closing date on January 7, 2010. Kennecott retained a security interest in the Ambler Project to secure these cash payments. The NovaGold shares were issued in January 2010, the first $12 million payment was made on January 7, 2011 and the second $12 million payment was made early on August 5, 2011, thereby completing NovaGold’s obligations under the agreement. Kennecott retains a 1% NSR royalty that is purchasable at any time for a one-time payment of $10 million.

4.3	Mineral Tenure

Bornite and ANCSA Lands

In 1971, the United States Congress passed the Alaska Native Claims Settlement Act (ANCSA) which settled land and financial claims made by the Alaska Natives and provided for the establishment of 13 regional corporations to administer those claims. These are known as the Alaska Native Regional Corporations. One of these 13 regional corporations was Northwest Alaskan Native Association (NANA) Regional Corporation. NANA holds the mineral rights as fee simple land for Bornite and ANCSA lands as defined in the NANA Agreement and shown in Figure 4-2. The Bornite deposit the focus of this technical report lies exclusively on lands owned by NANA.

Ambler Project Lands

The Ambler lands portion of the Upper Kobuk Mineral Project comprises 36,542 hectares (90,298 acres) of State of Alaska mining claims and US Federal patented mining claims in the Kotzebue Recording District. The Project land tenure consists of 1,214 contiguous claims, including 867 40-acre State claims, 347 160-acre State claims, and two Federal patented claims comprising 272 acres (20 acres is equivalent to 8 hectares). There are no fees for the Federal patented claims. Annual labor which is bankable for up to 4 years is $100/40 acre State claim or $400/160 acre State claim. Rent for each State claim is paid annually to the Alaska Department of Natural Resources (DNR). Estimated annual State rental payments are $225,320. There is no expiration date on State claims unless rent or labor requirements are not met. In addition, the UKMP property border is within 25 km of National Park lands.

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The Ambler District contains many mineralized prospects and two known significant deposits, in addition to the Arctic and Bornite deposits of the Upper Kobuk Mineral Project. Figure 4-3 shows the Ambler Claim group as well as the majority of the significant mineral occurrences in the district.

Figure 4-3: State and Federal Claims of the Upper Kobuk Mineral Project

Figure 4-3 also shows the location of all the known prospects and deposits of the Upper Kobuk Mineral Project (UKMP) including Arctic, Sunshine Creek, Horse Creek, Cliff, Shungnak, and BT in the Ambler schist belt and the Aurora Mtn, Pardner Hill and Bornite. Historically, the Bornite prospect has also been known as the Ruby Creek deposit.

In addition to the UKMP deposits and occurrences, two additional deposits of note occur in the Ambler schist belt rocks. The first located west of the Ambler claim group, is the Smucker deposit, owned by Teck Cominco Limited (Teck Cominco), and is currently in a target delineation phase. The second prospect, the Sun deposit lies east of the UKMP Ambler claims and is owned by Andover Ventures Inc. (Andover). Both targets have historically reported resources. Figure 4-4 shows locations of the Sun and Smucker deposits in relation to the UKMP deposits and occurrences.

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UPPER KOBUK MINERAL PROJECT BORNITE DEPOSIT – RUBY CREEK ZONE ALASKA, USA NI 43-101 TECHNICAL REPORT

Figure 4-4: Sun and Smucker Deposits in Relation to UKMP Deposit and Occurrences

4.4	Surface Rights

Surface rights and access to the Bornite and ANCSA lands are governed as per the NANA Agreement which provides NovaCopper with the nonexclusive right to enter on, and the exclusive right to explore the lands and to construct and utilize temporary access roads, camps, airstrips and other incidental works.

4.5	Royalties

Under the terms of the NANA Agreement, if NovaCopper decides to proceed with construction of a mine on the Bornite, ANCSA or Ambler Lands, NANA will have an opportunity to elect to either (a) exercise a non-transferrable back-in-right to acquire between 16% and 25% (as specified by NANA) of that specific project subject to payment of its cost; or (b) not exercise its back-in-rights, and instead receive a net proceeds royalty equal to 15% of the net proceeds from such project. The cost for NANA to exercise such back-in-rights is summarized in Section 4.2.

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In addition, the NANA Agreement enters into a surface use agreement with NovaCopper which affords NovaCopper access to the Ambler Lands along routes approved by NANA. In consideration for the grant of such surface use rights, NovaCopper will grant NANA a 1% net smelter royalty on production and certain annual payments as outlined in Section 4.2. In addition to those royalties impacting potential development of resources at the Bornite deposit, the focus of this technical report, Kennecott retains a 1% NSR royalty on Ambler lands defined under the 2009 purchase agreement with NovaGold. That NSR is purchasable at any time for a one- time payment of US$10 million.

4.6	Exploration Permits

Various permits are required during the exploration phase of the Project. The permit for exploration on the property, the State of Alaska Annual Hardrock Exploration Permit, is initially obtained and thereafter renewed annually through the Alaska Department of Natural Resources - State Division of Mining, Land and Water (Alaska DNR). NovaCopper holds a current exploration permit in good standing with the Alaska DNR, and has done so each year since 2004 under NovaGold. In addition, since the property is situated within the Northwest Arctic Borough, a Title 9 permit is required for transportation of personnel by air over Borough lands. NovaGold held this permit in good standing during the 2004 to 2007 seasons and renewed this permit for the 2011 exploration season. A number of statutory reporting and payments are required to maintain the claims in good standing on annual basis.

4.7	Environmental Liabilities

Under the NANA Agreement, NANA Regional Corporation, Inc. ("NANA") is required to complete a baseline environmental report following completion of cleanup of the former mining camp on the Bornite Lands, to the standards required by the Alaska Department of Environmental Conservation. This includes removal and disposal as required by law of all hazardous substances present on the Bornite Lands. NANA has indemnified and will hold NovaCopper harmless for any loss, cost, expense or damage suffered or incurred attributable to the environmental condition of the Bornite Lands at the date of the baseline report which relate to any activities prior to the date of the agreement.

In addition, there are no indications of any known environmental impairment or enforcement actions associated with NovaGold's activities to date. As a result, NovaGold has not incurred outstanding environmental liabilities in conjunction with its entry into the NANA Agreement.

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UPPER KOBUK MINERAL PROJECT BORNITE DEPOSIT – RUBY CREEK ZONE ALASKA, USA NI 43-101 TECHNICAL REPORT

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

The Bornite deposit is located in northwest Alaska in the Cosmos Hills on the southern flank of the Brooks Range. It is circa 67.1° north latitude and 156.38° west longitude, approximately 160 miles (260 km) east of Kotzebue, Alaska and 285 miles (460 km) northwest of Fairbanks, Alaska. Kobuk is the closest community to Bornite. There is daily air service from Kotzebue to Kobuk. Sixteen miles (26 km) of improved gravel road connect Kobuk to the Bornite Camp. On the road to the Bornite Camp are the Dahl Camp and a 4780 foot (1460 meter) airstrip. During the summer months the Dahl camp airstrip is suitable for larger aircraft such as C-130 and DC-6. A second, shorter airstrip is adjacent to the Bornite camp. This is suitable for smaller aircraft to support the Bornite Camp with personnel and supplies. The two other villages close to Bornite are Shungnak, 10 miles (16 km) downriver from Kobuk, and Ambler, 30 miles (48 km) further downriver from Shungnak.

5.2	Climate

The Bornite camp is 40 miles (64 km) north of the Arctic Circle. Average rainfall is approximately 17 inches (43 cm) per year while average snowfall averages approximately 56 inches (142 cm) per year. Summers are generally mild and sunny while winters are extremely dark and cold. Extreme temperatures recorded in Kobuk, Alaska range from 90°F in summer to -68°F in winter.

With the present camp facilities, year round exploration is not possible. The field season is limited to mid-May to early October. The Bornite camp closes during winter and a caretaker is on site during the months of November through April.

5.3	Local Resources and Infrastructure

Except for resident personnel, the logistical resources necessary for the exploration work are limited. Most equipment and supplies are flown by charter flights from either Fairbanks or Kotzebue. Some supplies are flown in from Anchorage Alaska.

The main Bornite camp facilities are located on Ruby Creek on the northern edge of the Cosmos Hills. The camp houses and provides office space for the geologists, drillers, pilots and support staff. There are four two-person cabins and a caretaker cabin with 10 beds. In 2011, the camp was expanded with twenty sleeping tents, three administrative tents, two shower/bathroom tents, a medical tent, and a dining/cooking tent. With these additions the camp capacity was increased to 49 beds. A 100 by 30 foot core logging facility was also built in summer of 2011. Figure 5.1 shows the 2011 core logging facility.

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UPPER KOBUK MINERAL PROJECT BORNITE DEPOSIT – RUBY CREEK ZONE ALASKA, USA NI 43-101 TECHNICAL REPORT

Figure 5-1: NovaCopper Core Logging Facility

The Dahl Creek camp is an overflow facility to the Main Bornite camp. This camp has a main cabin for dining and administrative duties, and a shower facility. Sleeping facilities include two hard sided sleeping areas with 7 beds (primarily used for staff), two four-person sleeping tents and three two-person sleeping tents for a total of 21 beds. There are support structures including a shop and storage facilities.

5.4	Physiography

The Bornite deposit is located on Ruby Creek on the northern edge of the Cosmos Hills. The Cosmos Hills are part of the southern flank of the Brooks Range in northwest Alaska. Topography in the area is moderately rugged. Maximum relief in the Cosmos Hills is approximately 3300 feet (1000 meters) with an average of 1650 to 2300 feet (500 to 700 meters). Talus covers the upper portions of the hills. Glacial and fluvial sediments occupy valleys.

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Alder brush and spruce grows in protected valleys, but exposed terrain is tundra- covered. Water is abundant. Discontinuous permafrost occurs throughout the area and is more prevalent on north-facing slopes.

5.5	Sufficiency of Surface Rights

In regard to future mining operations, sufficient space is available to locate the various facilities, including personnel housing, stockpiles, tailing storage facility, waste rock storage facilities and processing plants.

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6.0	HISTORY

6.1	Bornite Deposit History

Kennecott and Bear Creek Mining Tenure

Regional exploration began in the early 1900s when gold prospectors noted copper occurrences in the hills north of Kobuk, Alaska. In 1947, local prospector Rhinehart "Rhiny" Berg along with various partners traversing in the area located outcropping mineralization along Ruby Creek (Bornite) on the north side of the Cosmos Hills. They subsequently staked claims over the Ruby Creek showings and constructed an airstrip for access (http://alaskamininghalloffame.org/inductees/berg.php, Feb 14, 2012). In 1956 R. Chadwick of Kennecott Mining Company heard about the Ruby Creek property from a Bureau of Mines employee in Nome and followed up with Rhiny Berg. Their communication led to Bear Creek Mining Company, Kennecott's exploration subsidiary optioning the property from Berg in 1957.

Exploration drilling in 1961 and 1962 culminated in the discovery of the No.1 Ore Body in what is referred to as the Upper Reef where DDH-RC-34 cut 65.6 feet (20 meters) of 24% copper. The discovery of the No.1 Ore Body led to the development of an exploration shaft in 1966. The shaft which reached a depth of 1075 feet (328 meters) encountered a significant watercourse and was flooded near completion depth. The shaft was subsequently dewatered and an exploration drift developed to provide access for sampling, mapping and to accommodate underground drilling to further delineate the Ore Body. A total of 59 underground holes were drilled and after the program the shaft was allowed to re-flood.

In unison with ongoing exploration at Bornite, Bear Creek initiated preliminary metallurgical test work in 1961. A total of 32 assay rejects samples from five AX diamond drill holes weighing approximately 150 lbs (68 kilograms)from drill holes (RC- 34, 54, 60, 61 and 65) that penetrated mainly the No.1 Ore Body were submitted for analysis (Bear Creek Mining Co. Memo Lutz, 1961).

All holes were composited using weighted compositing methodology and individual samples entered the composite in proportion to the tonnage of ore represented by each sample using ore reserve data. Prior to compositing, each sample was crushed and screened to pass a 10-mesh screen. Most samples were in two parts: one contained in plastic (assumed unoxidized) and one part in canvas (oxidized).

The composite sample assayed 13.9% copper after which 97.64% of the copper was recovered in a concentrate assaying 43.90% copper after a locked-cycle laboratory test. Fine grinding to 5% passing +200 mesh was required to obtain the liberation of copper minerals from pyrite necessary for such high recovery. Composite ore mineralogy from the test work is shown in Table 6-1.

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Table 6-1: Micrometric Estimates of Copper Mineral Distribution

Ore Mineral	% by wt	% of total Cu content
Bornite	44.7	51
Chalcopyrite	36.6	22.8
Chalcocite	17.7	25.5
Tetrahedrite	0.9	0.7

The discovery of the Arctic deposit in 1965 prompted a hiatus in exploration at Bornite. Kennecott recommenced it’s evaluation of the Bornite deposit and mineralization in the Cosmos Hills in the late 1990’s with an intensive soil, stream, and rock chip geochemical sampling program using 32 element ICP analysis. Grid soil sampling yielded 765 samples. Ridge and spur sampling resulted in an additional 850 soil samples the following year. Skeletonized core samples (85 samples) from key historic drill holes were also analyzed using 32 element ICP analytical methods. Geochemical sampling identified multiple areas of elevated copper and zinc in the Bornite region. (Kennecott Annual Ambler Project Reports, 1995-1997).

Kennecott completed numerous geophysical surveys as an integral part of exploration throughout their tenure on the property. Various reports, notes, figures and data files in Kennecott’s Salt Lake City exploration office indicate that at least the following geophysical survey work was undertaken:

– 1950's Airborne magnetics and EM (fixed wing INPUT)
– 1960's Gravity
– 1960's SP
– 1960's AMT survey
– 1960's EM
– 1960's Borehole and surface IP/resistivity
– 1990's Gravity
– 1990's Airborne magnetics
– 1990's CS-AMT

NovaCopper has little information or documentation associated with these geophysical surveys except those conducted in the 1990’s. Where data are available in earlier surveys, the lack of details in data acquisition, coordinate systems and data reduction procedures limit their usefulness. The only complete geophysical report available concerns down hole IP/resistivity results (Merkel, 1967). Most notable of the 1990’s surveys is the 1996 Bouger gravity survey from the Bornite deposit into the Ambler lowlands. The Bornite deposit itself is seen as a significant 3 milligal anomaly.

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Numerous 2 - >6 milligal anomalies occur under cover in the Ambler lowlands and near the Aurora and Pardner Hills occurrences. Figure 6-1 shows the Bouger corrected residual gravity anomalies.

Figure 6-1: 1996 Kennecott Residual Gravity

The wide range of geophysical techniques used in and around the deposit over a span of 40 years probably indicates the difficulty Kennecott/Bear Creek was having directly detecting ore. For EM and IP/resistivity methods part of the problem appears to be that the response of deeper mineralization is often masked by the response of near surface conductive and polarizable rocks.

In addition to the geophysical surveys conducted by Kennecott, the Alaska Department of Natural Resources and Geometries completed an aeromagnetic survey of portions of the Ambler district in 1974-1975. Part of the Geometries survey is reproduced as Figure 16 in Gilbert and others (1977).

Kennecott Ambler District Exploration

Concurrently with the ongoing work at Bornite (Ruby Creek), Bear Creek mounted an aggressive regional exploration program beginning in 1962 both within the Cosmos Hills and within the adjacent Ambler Schist belt.

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In 1965, while re-evaluating a 1400 ppm copper geochemical anomaly from sampling completed in 1963, Bear Creek geologists discovered sulfides in float on the east side of Arctic Ridge a short distance below the crest of the ridge. Eight core holes were drilled in 1967 intersecting massive sulfide mineralization over a 1,500 foot strike length. Initial results were sufficiently encouraging that Bear Creek changed their focused to the Arctic deposit from the Bornite (Ruby Creek) mineralization. Bear Creek subsequently drilled 84 core holes at Arctic totaling 51,472 feet (15,689 meters) from August 1967 to July 1985.

In 1973 a claim staking war began which was to last over two years as Anaconda, Noranda, WGM, and Sunshine Mining entered the Ambler District. Bear Creek and its competitors discovered several other prospects, including two potential deposits (Sun and Smucker). Both the Bornite (Ruby Creek) and Arctic deposits received patents on the core claim groups. However, the relative inaccessibility of the Ambler District, along with depressed metals prices, caused interest in the district to wane and significant exploration or development activity in the district ended in 1985. Cominco acquired the claims covering the Sun and Smucker deposits from Anaconda in 1987. Kennecott sold its Bornite (Ruby Creek) deposit and the surface development at Bornite to NANA in 1986. Lack of access to the area remains the single largest obstacle in the development of the Ambler District.

In 1993 Kennecott Minerals after negotiating an agreement with NANA Regional Corporation Kennecott began a reevaluation of the Arctic deposit that included reinterpretation of the geology of the deposit and the assembly of a computer database. A computer-generated block model was constructed in 1995 and an updated resource of the deposit was calculated from the block model. A total of 2,035 State of Alaska claims were located in September 1997 covering most of the known Ambler schist belt rocks.

NovaGold Tenure - Ambler Mining District

An exploration agreement between Kennecott Arctic Company and NovaGold under which NovaGold had the ability to earn a 51% interest in the Ambler Project was signed on March 22, 2004. In the period between 2004 and 2009 NovaGold conducted project and regional level mapping, geophysical and geochemical surveys and drilling on Ambler Project lands.

Under a purchase agreement dated December 18, 2009 between NovaGold, its wholly-owned subsidiary Alaska Gold Company and Kennecott Exploration Company and Kennecott Arctic Company, NovaGold agreed to pay Kennecott a total purchase price of US$29 million for a 100% interest in the Ambler Project. On August 5th, 2011, NovaGold made the final payment thereby completing NovaGold’s obligations under the purchase agreement.

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6.2	Bornite Historical Resource Estimations

All of the historic resource estimates presented in Section 6.2 were made prior to the implementation of NI43-101. They do not conform to 43-101 reporting standards and should not be relied upon. They are presented here for information purposes only.

Though no NI 43-101 compliant resource estimates have ever been released by Kennecott or NANA, a series of historical resources have been compiled for the Bornite property. The earliest and most widely repeated resource number is Lund (1961) shown in Table 6-2, who reported 91 million tons at 1.2% Cu in an unconstrained polygonal resource estimate. At a constrained 1% Cu cut-off grade, Lund reports 21.2 million tons of 3.04% Cu and at a 2.5% Cu cut-off, 5.2 million tons of 5.83% Cu. The estimation is based on an 11.0 ft3/ton tonnage factor for the Lower Reef or lower grade mineralization and a 10.0 ft3/ton tonnage factor for the higher grade Upper Reef mineralization. It is not known it the tonnage factors were based on any direct specific gravity measurements of the Bornite drill core. Metals such as silver and cobalt were not considered nor in any of the historical estimations (Robinson 2010).

Table 6-2: Bornite Historical Resource (Lund, 1961)

Ore Body	2.5% Cu Cut-off		1% Cu Cut-off
	Tonnage (M tons)	Grade (Cu %)	Tonnage (M tons)	Grade (Cu %)
No 1	1.71	10.6	3.35	8.6
No 2	0.52	4.8	2.45	2.3
No 3			1.5	1.6
No 4	2.47	3	8.55	2.1
No 5	0.33	4.7	3.28	1.9
No 6	0.14	4.1	1.33	1.7
No 7			0.77	1.7
TOTAL	5.17	5.83	21.23	3.04

As reported by Robinson (2010), another historical resource estimate was completed in 1968 for the No.1 Ore Body by C.T. Penney. The unverified estimation reports 180,000-200,000 tons at 8.4% Cu. A second resource estimate by Reed in 1971 and tabulated in Table 6-3, is summarised in Kennecott annual reports for the project. As with the Penny resource, the details of the estimation could not be verified. This estimation was apparently tabulated using a grade times thickness cut-off criteria.

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Table 6-3: Bornite Historical Resource (Reed, 1971)

Ore Body	Tonnage (M tons)	Grade (Cu %)
Upper Reef	15.4	2.6
Lower Reef	20.2	1.8
TOTAL	35.6	2.15

In the late 1970s, Bear Creek restated the 5 million ton resource, including the No. 1 Ore Body and other unnamed bodies of high grade ore east and west of the shaft (Figure I in Bernstein and Cox, 1986).

In 1974 Sichermann completed another internal Kennecott resource estimation for Bornite. Results are shown in Table 6-4. The estimation using a polygonal methodology is not considered entirely accurate as down-hole surveys were not available for all drill holes (Sichermann 1974). Sichermann recognized that the ore (mineralized) lenses where erratic, however, in total, Sichermann felt that the resource was, “a reasonable approximation of the potential of the two reefs.” Sichermann utilized a 10.5 ft3/ton tonnage factor for >1% copper mineralization and an 8.0 ft3/ton tonnage factor for >4% Cu mineralization.

Table 6-4: Bornite Historical Resource (Sichermann, 1974)

Ore Body	4% Cu Cut-off		1% Cu Cut-off
	Tonnage (M tons)	Grade (Cu %)	Tonnage (M tons)	Grade (Cu %)
Upper Reef	4.5	11.52	18.9	3.16
Lower Reef			18.7	1.92
TOTAL	4.5	11.5	37.6	2.54

Two different resource figures appear in Bundtzen and others (1996), and in earlier editions of the DGGS Special Report series published by the State of Alaska. These estimations report 5 million tons (4.56 million tonnes) at 4% Cu and 40 million tons (36.2 million tonnes) at 2% Cu, respectively without reporting cut-off grades. The sources of these estimations are unknown.

In 1997, Macfarlane conducted a more rigorous resource estimation of the Ruby Creek (Bornite) deposit for Kennecott. This estimation used Vulcan 3D modeling and resource estimation software. A series of grade shells at 0.2%, 0.5% and 1.0% copper were manually constructed on sections and imported into the Vulcan. Within each shell, separate resource calculations at 0.5%, 1.0%, 2%, and 4.0% copper cut-off grades were made. The grade shells were constructed irrespective of various lithologies or mineralization styles. Attempts to create meaningful semi-variograms for copper mineralization were unsuccessful from which the author concludes , “This is not surprising since different ore and host types have been mixed, a lack of consistency in drill direction, and a relatively widely spaced drilling grid.” Lacking useful semi-variograms, the author reverted to an inverse distance squared weighting methodology to estimate the resource. Results of the estimation are shown in Table 6-5.

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Table 6-5: Bornite Historical Resource (Kennecott, 1997)

Cut- off (% Cu)	0.2% Grade shell		0.5% Grade shell		1% Grade shell
	Tonnage (M tonnes)	Grade (Cu %)	Tonnage (M tonnes)	Grade (Cu %)	Tonnage (M tonnes)	Grade (Cu %)
0.5	71.6	1.24	40.5	1.41	17.1	2.02
1.0	27.0	2.09	22.3	1.92	14.2	2.26
2.0	6.6	4.48	4.7	4.02	4.0	4.39
4.0	2.2	8.06	1.5	7.15	1.1	9.54

An approximation of the specific gravity, based on the relationship of copper grade to specific gravity, was supplied by Kennecott as shown in Table 6-6. No support for the table is presented. The author recognized that the tonnages for massive pyrite areas with low grade copper zones are significantly underestimated.

Table 6-6: Specific Gravity used in 1997 Historical Kennecott Resource Estimate

%Cu	SG
<0.5	2.8
0.5 – 1	2.9
1 – 2	3.0
2 – 3	3.2
3 – 4	3.5
4 – 5	3.8
5 – 10	4.0
10 – 15	4.2
15 – 20	4.4
>20	4.6

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7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The Bornite Project is located within the Arctic Alaska Terrane, a sequence of mostly Paleozoic continental margin rocks that make up the Brooks Range and North Slope of Alaska (Moore, 1992). It is within the Phyllite Belt geologic subdivision, which together with the higher grade Schist Belt, stretches almost the entire length of the Brooks Range and is considered to represent the hinterland of the Jurassic Brooks Range orogeny. The southern margin of the Phyllite Belt is marked by melange and low angle faults associated with the Kobuk River fault zone, while the northern boundary is thought to be gradational with the higher grade metamorphic rocks of the Schist Belt (Till et al, 2008).

7.2	Tectonic and Metamorphic History

The tectonic setting of the project area during mineralization (early Devonian) has been masked by subsequent deformation and remains poorly understood. Dillon et al (1980) interpret the existence of Devonian granites throughout the Brooks Range as supporting a volcanic arc environment, while Hitzman et al (1986) point to bimodal volcanic rocks and abrupt sedimentary facies transitions as supporting an extensional tectonic setting. Based on igneous geochemistry, Ratterman et al (2006) suggest that the Ambler sequence volcanic rocks were emplaced in an extensional back-arc spreading environment; however, the original pre-deformation spatial relationship between the Bornite project area and the Ambler sequence is still poorly understood.

The project area underwent regional deformation and metamorphism during the Middle Jurassic to Early Cretaceous Brooks Range orogeny. The collision of the Koyukuk Arc Terrane from present-day south caused north-directed imbrication and partial subduction of the Arctic Alaska passive margin sedimentary sequence. Rocks in the Schist Belt were metamorphosed to blueschist facies but were partially exhumed by north-directed faulting prior to full thermal equilibration. Both the Schist Belt and the Phyllite belt cooled from greenschist conditions during a period of rapid extension and erosion beginning around 103 Ma (Moore et al, 1994, Vogl et al, 2003).

In the project area, a strand of the Kobuk fault zone separates the Cosmos Hills stratigraphy (Schist Belt and Phyllite Belt) from the overlying Angayucham Terrane, and another strand may separate Cosmos Hills from the Ambler sequence to the north (see Figure 7-1).

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Figure 7-1: Generalized Geologic Map of the Cosmos Hills (Modified from Till et al, 2008)

7.2.1	Regional Stratigraphy

The autochthonous stratigraphy of the district is characterized by lower greenschist to epidote-amphibolite facies, pelitic, carbonate and local metavolcanic rocks as illustrated in Figure 7-1 and summarized in Table 7-1.

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Table 7-1: Stratigraphic Units of the Cosmos Hills Area (modified from Hitzman et al, 1986)

Unit (age)	Lithology	Metamorphic grade	Approximate thickness
Shungnak conglomerate (Cretaceous)	Pebble conglomerate, sandstone, siltstone, minor intermediate volcanics	Unmetamorphosed	1000m
Angayucham terrane (Devonian-Mississippian) (allochthonous)	Pillow basalt, pillow breccia	Prehnite- Pumpellyite	>500m
Beaver Creek phyllite (Devonian*)	Phyllite, quartzite, marble	Lower Greenschist	>2000m
Ambler sequence (Devonian*)	Metarhyolite, metabasite, tuffaceous metasediments, calcareous metasediments, pelitic schist	Blueschist to Greenschist	700-1850m
Bornite carbonate sequence (Lower Devonian to Upper Silurian*)	Marble, argillaceous marble, dolostone, phyllite, phyllitic marble	Lower Greenschist	200-1000m
Anirak schist (Devonian*)	Pelitic schist, quartzite, marble, minor metabasite	Greenschist	3000m
Kogoluktuk schist (Precambrian to Devonian*)	Pelitic schist, quartzite, metagabbro, minor marble	Epidote-Amphibolite	4000m

*Ages from Till et al, 2008

7.2.2	Igneous Rocks

The intersection of the Cosmos Arch and the Kogoluktuk River drainage 9 miles (14 km) southeast of Bornite exposes a cataclastic orthogneiss of granitic composition which intrudes the Kogoluktuk Schist. Zircons return a syn-mineral U-Pb age of 386 ± 3 Ma (Till et al 2008, citing W.C. McClelland).

Higher in the section, the Kogoluktuk schist is also intruded by sill-form metagabbro bodies of unknown age. Other metamafic ‘greenstones’ are interpreted to have originated as flows and/or tuffaceous sediments (Hitzman, 1986).

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Although none occur in the Bornite resource area, discontinuous stratabound greenstone bodies occur in the Anirak schist and at the base of the Bornite carbonate sequence, particularly west and southwest of Bornite (Hitzman et al, 1982). A gabbroic outcrop approximately 650 feet (200 meters) in width outcrops 1.2 miles (2 kilometers) east of Bornite and is interpreted to be Cretaceous to Tertiary in age.

The most significant igneous rocks in the district are the bimodal volcanic rocks of the Ambler sequence—host of the Ambler VMS district—which outcrop 12 miles (20 km) north of Bornite but are not observed in the Cosmos Hills (see Table 7-1). These include sub-alkaline basaltic flows and sills with an undepleted mantle geochemical signature. Sub-alkaline rhyolitic to andesitic tuffs and flows have geochemistry consistent with formation from a source that includes melting continental crust. Geochemistry collectively implies origin in an extensional, back-arc basin setting (Ratterman et al, 2006). U-Pb zircon dating from Ambler sequence metarhyolites returns ages of 376-387 Ma (McClelland et al, 2006), which are syn- to early post- mineral with respect to the Bornite (Ruby Creek) deposit.

7.2.3	Timing of Mineralization in the District

Sulfide mineralization (chalcopyrite, pyrite, and bornite) from Bornite (Ruby Creek) was dated by Re-Os techniques by Selby et al (2009), producing an age of 384 ± 4.2 Ma for main stage copper mineralization.

The syngenetic VMS deposits in the Ambler sequence are constrained by dating of related felsic volcanic rocks. Early post-mineral metarhyolite at the Arctic prospect yielded a mean U-Pb zircon age of 378 ± 2Ma. U-Pb zircon ages for metarhyolite at the Tom-Tom (7 miles (11 km) east of Arctic) and Sun (36 miles (60 km) east of Arctic) prospects are 381 ± 2 Ma and 386 ± 2 Ma respectively (McClelland et al, 2006). Since the VMS deposits and Bornite may have a common fluid source, the potential scale of Bornite type mineralization may be much larger than the reefs delineated by current drilling.

7.3	Deposit Geology

The geology of the Ruby Creek resource area is composed of alternating beds of carbonate rocks (limestone and dolostone) and calcareous phyllite. Limestone transitions laterally into dolostone, which hosts the majority of the mineralization and is considered to be hydrothermal in origin. Spatial relationships and petrographic work establish dolomitization as genetically related to early stages of the copper mineralizing system (Hitzman, 1986).

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NovaCopper geologists have been unable to identify any meta-igneous rocks in the resource area; all lithologies described are interpreted as metasedimentary in origin.

7.3.1	Lithology Units

The current lithology system derives from early 1960’s Bear Creek Mining Company core logs. Original unit descriptions have not been found, however the units were re- described during re-logging by NovaGold geologists in the summer of 2010. The scheme encompasses not only primary lithology but also alteration and compositional and textural variations. Resource-scale geologic interpretation and modeling is based on the hierarchical generalization shown with condensed descriptions in Table 7-2. Figure 7-2 shows typical dolomitized sedimentary breccias of the Bornite carbonate sequence, which are the principal host of mineralization at Bornite.

Table 7-2: Lithology Units on the Bornite Property

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Figure 7-2: A Typical Dolomitized Sedimentary Breccia of the Bornite Carbonate Sequence

7.3.2	Structure

Structural fabrics observed on the property include bedding and two separate foliations. Bedding (S0) can be measured only rarely where phyllite and carbonate are interbedded and it is unclear to what extent it is transposed. The pervasive foliation (S1) is easily measured in phyllites and may be reflected by color banding and/or stylolamination (flaggy habit in outcrop) of the carbonates. Core logging shows that S1 is folded gently on the 10m scale and locally tightly folded at the decimeter scale. S2 axial planar cleavage is locally developed in decimeter scale folds of S1. Both S1 and S2 foliations are considered to be Jurassic in age.

Owing to their greater strength, bodies of secondary dolostone have resisted strain and foliation development, whereas the surrounding limestone and calc-phyllite have become attenuated during deformation. The result is that the carbonate section increases in thickness in some areas of dolomitization and mineralization. This deformation, presumably Jurassic, complicates sedimentological interpretations.

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The Bornite area is affected by multiple generations of faulting. Potentially the earliest and most prominent structure in the resource area is the northeast-trending, steeply northwest-dipping Iron Mountain fault (Figure 7-3).

This fault offsets the Anirak schist-Bornite carbonate contact (approximately 2500 feet (750 meter) dextral or 1000 feet (300 meter) reverse apparent displacement) and may offset South Reef copper mineralization as well.

Figure 7-3: Geologic Map of the Bornite Resource Area

At its northeastern end, the Iron Mountain fault is cut by the moderately north-dipping Beaver Creek fault (Figure 7-3), a thick, brittle structure of potentially regional significance which defines the base of the Beaver Creek phyllite in the immediate Bornite area. Both the Beaver Creek fault and the Iron Mountain fault are cut by a series of north-trending high angle structures of apparent small displacement (Figure 7-1) (Hitzman et al, 1982).

Finally, small-scale deformation within the Anirak schist along its contact with the Bornite carbonate suggests that some amount of layer-parallel shearing could have taken place under metamorphic conditions. The timing relative to the Iron Mountain fault is not yet established.

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7.4	Mineral Deposits

Copper mineralization at Bornite consists of at least seven stacked, crudely-stratiform bodies hosted in secondary dolostone. These approximately tabular zones are semi- equant in plan view and range from 250 to 5600 feet (approximately 75 to 1700 meters) in dimension (at a 0.2% copper cut-off). True thicknesses vary greatly and range from 3 to >495 feet (roughly 1 to >150 meters) with thicknesses up to 650 feet (200 meters) where multiple zones are closely stacked.

High grade mineralization—massive copper sulfides of >10% copper—occurs as stratiform bodies with footprints of 165 to 495 feet (50 to 150 meters) and thicknesses ranging from 3 to 56 feet (1 to 17 meters).

The deposit area is divided into three generalized zones or loci of increased grade and thickness: the Lower Reef, Upper Reef, and South Reef (Figures 7-3 and 7-4). The Lower and Upper Reef zones are separated stratigraphically but lie along a common north to north-easterly trend, whereas the South Reef lies about 2500 feet (750 meters) to the east and has an as-yet ambiguous stratigraphic relationship to the Upper and Lower Reef zones.

Figure 7-4: N-S Cross Section at 589250E Showing the Geometry of Mineralization and Geology as Captured in the 3D model

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7.4.1	Mineralization

Copper mineralization at Bornite is comprised of chalcopyrite, bornite, and chalcocite distributed in stacked, roughly stratiform zones exploiting favorable stratigraphy within the dolomitized limestone package. Mineralization occurs, in order of increasing grade, as disseminations, irregular and discontinuous stringer-style veining, breccia matrix replacement, and stratiform massive sulfides. Figure 7-5 shows typical high grade mineralization composed of strong chalcocite, bornite and chalcopyrite mineralization.

Figure 7-5: Typical High-Grade Chalcocite, Bornite, and Chalcopyrite Mineralization

The distribution of copper mineral species is zoned around the bottom-center of each zone, with bornite-chalcocite-chalcopyrite at the core and progressing outward to chalcopyrite-pyrite (Figure 7-6). Additional volumetrically minor copper species include carrollite, digenite, tennantite-tetrahedrite, and covellite (Bernstein and Cox, 1986). Stringer pyrite and locally significant sphalerite occur above and around the copper zones, while locally massive pyrite and sparse pyrrhotite occur in association with siderite alteration below copper mineralization in the Lower Reef.

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Figure 7-6: NW-SE Cross Section through the Lower Reef Illustrating Geology and Zonation of Ore Minerals and Secondary Dolostone

In addition to the copper mineralization, significant cobalt mineralization (e.g. RC11- 0187 with 34.7m at 0.10% Co in the South Reef, RC11-0184 with 5.5m at 0.44% Co in the Upper Reef) is found accompanying bornite-chalcocite mineralization. Cobalt occurs with high grade copper as both carrollite (Co2CuS4) and as cobaltiferous rims on recrystallized pyrite grains (Bernstein and Cox, 1986).

Appreciable silver values (e.g. RC11-0184 with 5.5m at 30.9g/t) are also found with bornite-rich mineralization in the Upper Reef zone.

7.4.2	Alteration

Limestone in much of the resource area is altered to secondary hydrothermal dolostone. Dolomitic alteration both follows and also cuts stratigraphy, generally following the distribution of copper sulfide mineralization which is almost entirely hosted within it. Iron content of secondary dolomite is distinctively zoned, with high-Fe dolostone centered on the axis of higher grade chalcopyrite-bornite-chalcocite mineralization (Figure 7-6). At its most intense, dolomitic alteration can also include secondary siderite (± pyrrhotite), which is mapped as an elongate northeast-trending body beneath copper mineralization in the Lower Reef (Hitzman, 1986).

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Secondary dolomite alteration is mainly restricted to the limestone units, although calcareous phyllites are locally affected. More widespread are the green-gray ‘bleached' calc-phyllites (so-called ‘talc' phyllites), which are tentatively interpreted as an alteration product of the dark gray argillaceous calc-phyllite units. Bleached calc- phyllite occurs as discontinuous, semi-stratiform to discordant bodies within the larger interpreted phyllite beds; distribution is ambiguous with respect to dolomitization and copper mineralization (Figure 7-6). Initial analysis of ICP multi-element data indicates that bleached phyllites have experienced neither Mg nor Na metasomatism.

7.5	Prospects/Exploration Targets

The Bornite carbonate sequence host to the mineralization at Bornite is exposed over approximately 10 miles (16 km) along the north slope of the Cosmos Hills and to a lesser extent on the southern margin of the Cosmos Hills arch (Figure 7-1). Numerous areas of hydrothermal dolomitization and copper mineralization occur across the entire width of outcropping carbonates and are the focus of ongoing regional exploration by NovaCopper Most notable of the known prospects are the Pardner Hill and Aurora Mountain areas, where outcropping mineralization was discovered and drill-tested during the Kennecott era.

The Pardner Hill prospect is located 3 miles (5 kilometers) west of Bornite (Figure 7-1) and consists of a 1.8 mile-long (3 kilometer) Cu (± Zn) soil and rock geochemical anomaly in rubble cropping ferroan dolostone. Kennecott drilled 16 holes in the area and defined a stratiform copper mineralized zone roughly 490 by 1310 feet (150 by 400 meters) and varying from 16 to 115 feet (5 to 35 meters) thick at the southern end of the geochemical anomaly. Mineralization remains open down-dip and to the south.

Dolomitization and anomalous copper and zinc geochemistry also characterize the Aurora Mountain prospect, located 3.6 miles (6 kilometers) west of Bornite (Figure 7-1). Anomalies are distributed along a 1.2 mile (2 kilometer) mineralized horizon about a third of which has been tested by 4 Kennecott era drill holes.

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8.0	DEPOSIT TYPES

As outlined in the previous section, Cu-Co-Ag-Zn-Ge mineralization at Bornite occurs as disseminated, vein, and massive sulfides forming stacked, semi-stratiform bodies closely associated with secondary hydrothermal dolomitization. The cross-cutting nature of the mineralization along with the presence of early pyrite and sphalerite in sedimentary breccia clasts point to a clearly epigenetic origin but temporally very close to the formation of the enclosing stratigraphy. Recent Re-Os dates support this interpretation.

Data regarding sources of the copper-rich fluids which formed the Bornite deposit is limited but suggest ore fluids may have formed from the interaction of saline basinal fluids with mafic volcanic rocks mapped within the section.

Given these constraints, Bornite has characteristics similar to a series of districts and deposits including the Mt Isa and McArthur River districts in Australia, the Tynagh deposit in Ireland, the Kipushi deposit in the Congo and the Tsumeb deposit in Namibia. All of these deposits show: 1) syngenetic to early epigenetic characteristics; 2) emplacement in carbonate stratigraphy; and 3) early pyrite-dolomite alteration followed by sulfide mineralization.

All of these analogous deposits occur in intra-continental to continental margin settings undergoing extensional tectonics and bimodal volcanism similar to Bornite. Basin- margin faults seem to play an important role in localizing mineralization (Hitzman, 1983), even though the postulated basin margin structures at Bornite have not been directly identified.

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9.0	EXPLORATION

Exploration in and around the Bornite deposit by Kennecott from 1957 to 1998 is summarized in Section 6.1 of this technical report. In addition to the extensive drilling undertaken during the 40+ year tenure of Kennecott in the district, Kennecott completed widespread surface geochemical sampling, regional and property scale mapping, and numerous geophysical surveys employing a wide variety of techniques. The majority of this data has been acquired by NovaCopper and forms the basis for renewed exploration targeting Bornite-style mineralization in the Bornite carbonate sequence.

NovaGold as the precursor company to NovaCopper began to actively pursue an agreement to explore the Bornite district with NANA Regional Corporation in 2005 resulting in an initial airborne geophysical survey in 2006. Negotiations on the consolidation and exploration of the entire Ambler district continued for the next several years culminating in the NANA Agreement in October, 2011.

With the agreement approaching completion NovaGold initiated work in 2010 to begin to characterize the exploration potential and depositional controls by re-logging and selectively re-analyzing select drill holes with a Niton portable XRF to determine geochemical variability. In 2011, NovaGold began an initial drill program to verify the historical database and exploration potential and further conducted additional geophysical surveys to provide better targeting tools for continued exploration in the district.

9.1	2006 NovaGold Exploration

In 2006, NovaGold contracted Fugro to complete a detailed helicopter DIGHEM magnetic, electromagnetic and radiometric survey of the Cosmos Hills. The survey covered a rectangular block roughly 11 by 30 miles (18 by 49 kilometers which totaled 2852 line kilometers). The survey was flown at a 1000 foot (300 meter) line spacing with a line direction of N20E. The DIGHEM helicopter survey system produced detailed profile data of magnetics, EM responses and radiometrics (total count, uranium, thorium and potassium) and was processed into maps of magnetics, discrete EM anomalies, EM apparent resistivities, and radiometric responses. A report and Fugro processed maps and grids are available (Fugro, 2007). Figure 9-1 shows total field magnetics from the survey.

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Figure 9-1: 2006 DIGHEM Total Field Magnetics

9.2	2010 NovaGold Exploration

In 2010, in anticipation of completing the NANA Agreement, NANA Regional Corporation granted NovaGold permission to begin low level exploration at Bornite consisting of re-logging and re-analysis of select drill holes using a Niton portable XRF. A profile containing Kennecott surface diamond drill holes RC-27, -29, -32, -35, -53, -0, -62 and -102 and underground drill hole RU-16 were re-logged and analyzed in the Bornite camp in July and August 2010.

Results of the work are presented in Figure 9-2. In general, the re-logging agreed moderately well with the 1996 Kennecott interpretation. General relationships apparent in Figure 9-2 include: 1) a thick area of dolomitization centred at ~ RC-60 corresponding with mineralization, and surrounding and overlying the No. 1 Ore Body; 2) iron-rich dolomite, forming an inner alteration zone; and 3) a strong stratigraphic control with mineralization occurring in dolomitized limestones immediately overlying a graphitic phyllite.

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Figure 9-2: 2010 NW-SE Reinterpreted Profile across the Bornite Deposit

One notable distinction from the Kennecott interpretation in the re-logging was the recognition of a significant stratigraphic and structural discontinuity between the southeastern and northwestern parts of the section. A sharp, apparent truncation or offset of mineralization, dolomitization and stratigraphic units across this boundary is apparent in the re-logging effort. Interpretation of the discontinuity remains unclear at this time but could represent either a post-mineral offset or a potential syn-mineral feeder structure associated with mineralization in the No. 1 Ore Body.

The apparent structural complexity in the area surrounding the No. 1 Ore Body including the inferred structural discontinuity east of the No. 1 Ore Body contrast with the stratigraphic and structural continuity evident in weakly- to un-mineralized strata in the NW part of the section (Figure 9-2). The structural heterogeneity in the area of the No. 1 Ore Body suggests that inferred structures in this area may have been active during hydrothermal activity and may have in part controlled mineral deposition. (Montgomery, 2010).

In addition to the 2010 re-logging effort, NovaGold contracted Lou O’Connor consulting geophysicist to compile a unified airborne magnetic map for the Ambler district from Kennecott, AK DNR and NovaGold airborne geophysical surveys. That compilation is shown in Figure 9-3.

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Figure 9-3: District Airborne Magnetics Compiled From Kennecott, AK DNR and NovaGold Surveys

9.3	2011 NovaGold Exploration

In light of the relatively poor understanding of appropriate ground geophysical techniques for the prospect and the extensive cover over perspective stratigraphic terrain dipping shallowly to the north in the Ambler lowlands, NovaGold in 2011 contracted Zonge International to conduct both dipole-dipole complex resistivity induced polarization (CRIP) and natural source audiomagnetotelluric (NSAMT) surveys over the prospect to develop better geophysical tools for further exploration.

NSAMT data were acquired along two lines totaling 5.15 line-km, with one line oriented generally N-S through the center of the survey area and one being the southernmost E-W line in the survey area. CRIP data were acquired on five lines – four E-W lines and one N-S line – for a total coverage of 14.1 line-km and 79 collected CRIP stations. The initial objective of the survey was to investigate geological structures and the distribution of sulfides possibly associated with copper mineralization. Surveyed lines are shown in Figure 9-4.

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Figure 9-4: 2011 NSAMT and CRIP Surveys

Results from the paired surveys show that wide spaced dipole-dipole resistivity is the most effective technique in direct targeting of the mineralization package. Broad low resistivity anomalies reflecting the pyrite haloes and mineralization appear to define the limits of the fluid package. Well defined and often very strong chargeability anomalies are also present but appear in part to be masked by phyllitic units which also have strong chargeability signatures. The NSAMT show similar resistivity features as the IP but are less well resolved. Figure 9-5 and Figure 9-6 show resistivity and chargeability profiles for section 520N which crosses the northern end of the No.1 Ore Body.

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Figure 9-5: Resistivity Profile for Line 520N

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Figure 9-6: Chargeability Profile for Line 520N

9.4	Exploration Potential

The Ambler District of which Upper Kobuk Mineral project is a part, was the focus of major exploration activities in the 1960’s though the early 1980’s after which the district received little attention. Exploration beginning after NovaGold’s entry into the district in 2004 using current exploration techniques and ore genesis models suggests the Bornite carbonate sequence is a substantial exploration target.

Out-cropping exposures of the ore-hosting carbonate stratigraphy along with large areas of precursor dolomite alteration occur over roughly 11 miles (18 km) of strike along the northern flank of the Cosmos Hills. Historical exploration drilling has focused solely on outcropping mineralization and subsurface extensions at Bornite and the Aurora/Pardner Hill areas. Much of the carbonate belt has yet to be evaluated.

Recent USGS dating of mineralization in the Ambler district has shown that the VMS belt hosting the Arctic deposit and the Bornite carbonate-hosted mineralization are contemporaneous and only slightly post-date enclosing stratigraphy. This early and extensive syngenetic/early epigenetic signature, along with the overall fluid chemistry of the system investigated by early workers such as Hitzman (1983,1986), point to large saline basin-generated fluid transport as the mechanism controlling the metallogeny of the Ambler district. Importantly similar metallogenies related to saline, basin-generated fluids and their associated deposits form some of the largest Cu-districts in the world.

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Understanding the potential scale of mineralization in the Ambler district has led NovaCopper to adopt geophysical and geochemical zonation as their main tools of exploration.

Airborne geophysics undertaken in 2006 and discussed in Section 9.1 along with district wide compilations of select third party data discussed Section 9.2 and shown in Figure 9-3 show that the Bornite carbonate section and bounding stratigraphy simply dip to the north under the Ambler lowlands toward the Ambler schist belt. This opens important potential to explore for high-grade Bornite-style carbonate-hosted deposits at depth using new deeper-penetrating geophysical techniques.

The geophysical surveys have delineated significant NNE to NE oriented structures which appear in part to control local basin morphology and mineralization (see Figure 9-1). Better understanding of basin development and its structural framework is critical to exploration of Bornite-style systems.

In 1999, Kennecott completed an initial gravity survey of the lowlands showing significant gravimetric anomalies which may indicate structural dislocations and potential alteration and mineralization (Figure 6-1). In 2011, NovaCopper investigated both deep IP and NSAMT geophysical techniques. Results discussed in section 9.3 and shown in Figures 9-5 and 9-6 demonstrate that wide-dipole, deep-penetrating IP identifies mineralized zones. Work in 2012 will include extensive reconnaissance exploration utilizing this deep penetrating IP technology.

In addition to the geophysical techniques utilized in exploration, recent ICP trace element analysis suggests a series of effective zonation vectors, including very distinct high Fe (as pyrite) and Zn (as sphalerite) zones which overly and cap areas of significant Cu mineralization.

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10.0	DRILLING

The subsurface of the Bornite deposit has been explored by 196 diamond drill holes totaling 178,957 feet (54,546 meters) in 19 different annual campaigns dating from 1957 through 2011. Three underground programs totaling 51 drill holes targeted on the No.1 Ore Body were completed between 1966 and 1968.

All of the drill campaigns except the 2011 NovaGold campaign (14 drill holes) were undertaken by Kennecott. Sprague and Henwood, a Pennsylvania-based drill company completed all of the Kennecott drilling except the 1997 program (3 drill holes) completed by Tonto drilling (a NANA Dynatech company). The 2011 NovaGold program utilized Boart Longyear.

In the initial years of drilling at Bornite, Kennecott relied on AX core (1.1875 inch diameter) but as deeper holes pursuing mineralization down dip to north became the norm, use of BX core (1.625 inch diameter) was gradually implemented. Small diameter AX rods would twist under the high torque and deviate in undetermined directions. From 1966 to1967 drilling activity at Bornite moved underground and EX diameter core (0.845 inch diameter) was implemented to define the No.1 Ore Body. Drilling activity moved back to the surface in 1968 and from 1968 to 1972, BX core was most commonly drilled. In later years, core size increased to NX (2.125 inch diameter) and finally in 2011 to NQ (1.874 inch or 47.6 mm diameter) and HQ (2.5 inch or 63.5 mm diameter). Progressively larger diameter drill rods have been continually increased over the years in an attempt to minimize drill hole deviations.

10.1	Drill Campaigns

Figure 10-1 shows 1957-1963 surface drill campaigns and collar locations completed by Kennecott.

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Figure 10-1: 1957 to 1963 Drill Campaigns and Collar Locations

In October of 1965, Kennecott began a shaft to further investigate the No.1 Ore Body. In 1966 the shaft reached the 975 foot (297 meter) level. At this level a 300 foot (91 meter) crosscut was driven due north to the No.1 Ore Body. The shaft was continued to 1,075 feet (328 meter) deep to prepare a sump and loading pocket. On October 27, 1966 a small blast to excavate a bay at the bottom of the shaft opened a watercourse. The in-flood of water quickly exceeded the pump capacity and within 12 hours the 1075 foot (328 meter) shaft was flooded to within 42 feet 13 meters) from the surface (Hawke Engineering 1966, Flooding on October 27, 1966 exploration shaft at Bornite Alaska: Ruby Creek development Kennecott Copper Corporation).

Prior to the shaft flooding, six (6) diamond drill holes were completed from the 700 level shaft station and twenty-two (22) drill holes from the 975 shaft station and cross cut. In 1967 the shaft bottom was partially sealed then pumped out and an additional twenty-four holes were drilled from the 975 level and the 700 level shaft stations. Figures 10-2 and 10-3 show underground diamond drilling from the 700 and 975 levels.

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Figure 10-2: Diamond Drilling from the 700 Level of the No. 1 Shaft

Figure 10-3: Diamond Drilling from the 975 Level of the No. 1 Shaft

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Between 1968 and 1983 Kennecott completed very limited drilling at Bornite largely focusing on extensions to the No.1 ore Body or targeting the South reef area. Kennecott subsequently sold the property to NANA and no exploration drilling occurred between 1983 and 1997. In 1997 Kennecott leased the Bornite property from NANA and drilled five exploration holes.

In 2011 NovaGold Resources negotiated a preliminary agreement with NANA, allowing NovaGold to conduct an exploration program on the Bornite property in anticipation of the broader scoped NANA Agreement which was close to completion. That year NovaGold drilled 14 holes totaling 19,091 feet (5,819 meters). Figure 10-4 shows collar locations for holes drilled between 1968 and 2011.

Figure 10-4: Drill Hole Collar Location 1968 - 2011

The 2011 NovaGold drill program had three objectives: 1) to obtain new geologic and assay data to verify and validate the previous work done by Kennecott; 2) to test extensions of the know deposit; and 3) to drill new areas for potential mineralization and geologic information near the deposit.

Six holes, totaling 8,412 feet (2,564) meters were completed to verify and validate the Kennecott drilling the results of which are discussed in Section 14. Drill holes RC11-181, 182, 183 and 184 were drilled to verify the mineralization in the Upper Reef and the No.1 Ore Body, and holes RC11-185 and 186 were drilled in the Lower Reef. The drilling confirmed the geologic interpretation developed from the previous drill results. The statistical comparison and validation of the historical assay results as result of this drilling is included in Section 14 on Mineral Resource Estimation. Significant mineralized intervals from the verification drilling are shown in Table 10-1.

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Table 10-1: Upper and Lower Reef Significant Mineralized Intervals (2011 Verification Drilling)

Hole No.	From meters	To meters	Length meters	Cu%	Co%	Au gpt	Ag gpt
RC11-181 Including	264.3	300.6	36.3	4.36	-	-	-
	283.0	300.6	17.6	8.35	0.09	0.09	8.8
	372.8	388.0	15.2	1.58	-	-	-
	410.4	454.0	43.6	1.01	-	-	-
	536.1	563.3	27.2	1.87	-	-	-
RC11-182 Including	168.6	245.9	77.3	1.85	-	-	-
	212.0	230.9	18.9	3.43	-	-	-
	270.7	286.5	15.9	3.57	-	-	-
RC11-183 Including	304.2	330.5	26.3	6.73	-	-	-
	323.7	330.5	6.8	24.47	0.14	0.57	21
RC11-184 Including	302.3	334.2	31.9	5.41	-	-	-
	328.7	334.2	5.5	28.5	0.44	0.44	30.9
RC11-185 Including	122.7	204.2	81.5	1.64	-	-	-
	173.7	191.8	18.1	3.78	-	-	-
	280.2	320.0	39.8	0.89	-	-	-
RC11-186	12.9	38.9	26.1	1.2	-	-	-
	148.1	207.3	59.2	1.05	-	-	-
	279.4	347.2	67.8	1.43	-	-	-

•	Assumptions - Significant interval defined as a minimum 20% x meter Cu interval, cut-off grade of 0.5% Cu, internal dilution of up to 6 continuous meters, some rounding errors may occur.

Six exploration holes tested the wide gap in the South Reef drilling pattern and the projected structural offset of the South Reef mineralization across the Iron Mountain fault. Drill holes RC11-187 and RC11-192 were both collared on the footwall (east) side of the projection of the Iron Mountain Fault. At 400 meters deep both holes encountered significant copper mineralization within broad zones of hydrothermal dolomite. Drill holes RC11-188, 189 and 190 attempted to drill through the Beaver Creek Phyllite targeting potentially mineralized South Reef mineralization displaced to the northeast by the Iron Mountain Fault. All three holes were lost in the overlying phyllite section.

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A fourth attempt to reach the South Reef mineralization on the northeast side of the Iron Mountain Fault angled hole RC11-194 north at -70° collaring within the carbonate sequence below the Beaver Creek phyllite. The drill hole encountered significant copper mineralization roughly 1650 feet (500 meters) north of the RC11-187 Results from the South Reef drilling are shown in Table 10-2.

Table 10-2: South Reef Significant Mineralized Intervals (2011 Exploration Drilling)

Hole No.	From meter	To meters	Length meters	Cu%	Co%	Au gpt	Ag gpt
RC11-187 Including	408.0	586.0	178.0	4.01	-	-	-
	458.7	493.4	34.7	12.03	0.1	0.16	5.4
RC11-192	396.1	480.7	84.6	1.54	-	-	-
RC11-194	629.6	639.2	9.6	3.53	-	-	-
	661.1	762.1	101.0	2.56	-	-	-

The final two holes of the program tested combined geophysical/stratigraphic targets north and northwest of the deposit. RC11-191 drilled 1650 feet (500 meters) north of the deposit cut 665 feet (203 meters) of limestone and dolomite before being lost above the targeted carbonate stratigraphy. A second hole, RC11-193 drilled northwest of the Bornite deposit cut a complete section of the Bornite carbonate sequence but encountered only 725 feet (221 meters) of the section compared to the >1650 feet (>500 meter) section encountered in the South Reef area. No noteworthy mineralization was found in either hole.

10.2	Drill Contractors

All of the drill campaigns except the 2011 NovaGold campaign (14 drill holes) were undertaken by Kennecott. Sprague and Henwood, a Pennsylvania-based drill company completed all of the Kennecott drilling except the 1997 program (3 drill holes) completed by Tonto drilling (a NANA Dynatech company). The 2011 NovaGold program utilized Boart Longyear Company. Table 10-3 summarizes drill campaigns, core sizes utilized and drill contractors.

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Table 10-3: Summary of the Bornite Drilling Programs

Year	Surface DH's	UG DH's	Meters	Core Size	Drill Contractor
1957	8		1,749	AX	Sprague and Henwood
1958	10		2,150	AX	Sprague and Henwood
1959	14		4,932	AX & BX	Sprague and Henwood
1960	13		4,083	AX & BX	Sprague and Henwood
1961	33		13,590	AX, BX, & NX	Sprague and Henwood
1962	24		8,450	AX, BX, & NX	Sprague and Henwood
1963	1		396	BX	Sprague and Henwood
1966	0	26	1,384	EX & AX	Sprague and Henwood
1967	0	21	1,862	EX & AX	Sprague and Henwood
1968	8	4	3,210	BX & AX	Sprague and Henwood
1969	2		781	BX	Sprague and Henwood
1970	2		733	BX	Sprague and Henwood
1971	2		829	BX?	Sprague and Henwood
1972	2		712	BX?	Sprague and Henwood
1974	1		456	NX & BX	Sprague and Henwood
1975	1		316	NX & BX	Sprague and Henwood
1976	6		2,168	NXWL & BXWL	Sprague and Henwood
1997	3		928	NX & HQ	Tonto
2011	14		5,819	NQ & HQ	Boart Longyear
Total	144	51	54,546

10.3	Core Logging

All of the drill data collected during the Kennecott drilling programs (1958 – 1997) was logged on paper drill logs, copies of which are stored in the Kennecott Exploration office in Salt Lake City, Utah. Electronic scanned copies of the paper logs, in PDF format, are held by NovaCopper.

In 1995, Kennecott entered the drill assay data, the geologic core logs, and the down hole collar survey data into an electronic format. In 2009, NovaGold geologists verified the geologic data from the original paper logs against the Kennecott electronic format and then merged the data into a Microsoft SQL Database.

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For the 2011 NovaGold drill program, a commercial computer based core logging system was used. The core logging software, GeoSpark Logger was developed by GeoSpark Consultants Inc. The data logger program stores the information logged in a Microsoft SQL database which in turn is validated then merged into the main database. Paper (hardcopy) logs of the 2011 drill core logs are printed and stored in the NovaCopper Fairbanks field office.

10.4	Core Recovery

Table 10-4 shows the core recovery versus various rock types for all campaigns with available recovery data. In general, core recovery averaged >90 percent with only slightly poorer recovered in phyllitic rocks. Mineralized dolomitic units had excellent recoveries in excess of 93 percent.

Table 10-4: Core Recovery versus Lithology

Lithology	% Recovery	Std Dev	N	Length (m)
Argillaceous Limestone Clastic Breccia	91.9	51.0	619	1189
Argillaceous Carbonaceous Phyllite	89.3	32.6	2169	3865
Dolostone Clastic Breccia	95.2	22.1	1552	3442
Limestone Clastic Breccia	91.8	34.5	2437	5399
Dolostone & Thinly Bedded Dolostone	93.4	46.6	1601	3100
Fault Zone	66.2	32.3	62	71
Limestone & Thinly Bedded Limestone	91.2	27.7	1245	2980
Massive Sulfides	101.2	9.4	16	43
Undefined	91.9	20.7	298	743
Quartz Phyllite	84.3	25.7	130	266
Talc Phyllite & Talc Lime Phyllite	83.6	40.5	544	939
Totals	91.3	35.3	10674	22038

10.5	Collar Surveys

Over the history of the Bornite project several different survey grids have been utilized for spatial control. For the 2011 NovaGold exploration program all spatial data was converted to the common UTM NAD83 zone 4N datum. The 2012 resource estimation herein used the assay results from 131 surface and 51 underground historical diamond drill holes drilled between 1957 and 1997 and the fourteen (14) holes drilled by NovaGold in 2011. The collar coordinates for all these holes were surveyed in, or converted to, the UTM NAD83 zone 4N datum.

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The collar survey for the 14 holes drilled in 2011 were surveyed by NovaGold staff using a differential GPS relative to a benchmark established by Karl Spohn, PLS, of WHPacific in 2010. An Ashtech ProMark2 GPS instrument was used for this survey. Also during the 2011 field season, 63 of the 131 historic surface holes were resurveyed in UTM NAD83 zone 4N datum. Results of this resurvey were compared with original collar survey data. Errors were found to cluster tightly around zero, with a mean difference of 1.61 meter Easting and -0.80 meter Northing. Absolute total horizontal error ranged from 0.39 meters to a maximum of 24.27 meters, with a median absolute error of 1.22 meters. The 24.7 meter error was an obvious outlier surveying error. Based on these results, the original Kennecott collar coordinates were accepted for the 68 un-resurveyed surface holes without application of a horizontal correction. Given that the underground drill collars are not accessible, the original coordinates for the 51 underground holes were also accepted for inclusion in the resource estimation. The 2011 Ashtech collar re-survey replaced the collar coordinates for the 63 re-surveyed surface holes.

The 2011 collar re-survey campaign revealed a semi-systematic elevation error of about +10 meter in most of the historic collars. Elevations difference with in the existing database was found to range from -2.17 meters to 10.91 meters, with a median error of 9.61 meters. While these errors show some patterns in space and time, it was not feasible to determine a unifying correction factor for elevation. In order to find a reasonable solution for surface holes that could not be re-surveyed, such holes were assigned elevations from NovaGold’s 2010 PhotoSat 1 meter resolution digital terrain model (DTM).

The benchmark for the shaft and the elevation control for the underground drill hole collar surveys also could not be located during the re-survey exercise to provide a reasonable elevation check between the underground survey and the surface elevations of the DTM. Regardless, the underground holes were given a blanket +10 meter correction consistent with the error observed in the re-surveyed surface holes around the underground workings. As a quantitative check, the lithological contacts constructed from the adjusted drill holes aligned well with the lithological contacts encountered in the 2011 drilling. The collar elevations for the 63 re-surveyed holes, were assigned elevations from the 2011 re-survey.

In summary, collar coordinates for 63 historical surface holes along with 14 2011 drill holes were surveyed or re-surveyed during 2011 in UTM NAD 83 zone 4 coordinates. For the remaining 119 surface and underground drill holes, the original collar horizontal coordinates were directly converted to UTM NAD83 zone 4. The comparisons of new and historic collar elevations indicated an inconsistent, but roughly +10 meter variance. For the surface drill holes that were not re-surveyed, the collar elevation was assigned the surface elevation from the 2010 PhotoSat 1 meter resolution digital terrain model (DTM). For underground drill hole collars, a +10 meter adjustment was assigned to the original collar survey data.

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10.6	Down-Hole Surveys

Of the 196 diamond drill holes completed at Bornite, approximately 40%, or 82 holes, have down-hole surveys. Considered from a total feet drilled perspective, however, 61% or 105,748 feet (32,232 meters) of the total 178,957 feet (54,546 meters) drilled, are located by down-hole surveys.

Since 1961, Sperry-Sun single shot surveys were captured for holes with significant mineralization while holes with marginal mineralization were often not surveyed. In 1961, Kennecott attempted to survey previous holes drilled in 1959 and 1960. Of the 51 underground holes, only 11 are surveyed. From 1968 through 1997 down-hole surveys were sporadic. In the first six holes of the 1968 campaign as well as holes drilling 1971 and 1997 were not surveyed. During the 2011 NovaGold drill program, down-hole surveys was taken using a Reflex Easy-Shot instrument every 100 feet (30 meters) for all holes. Figure 10-5 shows surface drill holes with down-hole survey data.

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Figure 10-5: Surface Drilling with Down-Hole Surveys

10.7	Miscellaneous Drilling Information

No geotechnical, hydrological, or metallurgical drilling has been completed by NovaCopper on the project.

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11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1	Sampling Methods

During the 2011 drill program at Bornite, NovaGold utilized strict sampling protocols developed for the nearby Arctic deposit in 2004 and documented in written NovaGold Procedures Manuals for all subsequent years. The following discussion outlines the standard protocols used by NovaGold in 2011. The entire length of each hole was sampled excluding recovered overburden. Core-logging geologists marked each sample interval on the core and labelled the core boxes using a china marker. A tear- off sample tag was affixed to the core box at the beginning of each sample interval which typically ranged from 3.28 to 9.84 feet (1 to 3 meters) in length though samples as short as 1.15 feet (0.35 meters) and as long as 20.0 feet (6.09 meters) were taken in a few instances. Sample intervals within mineralized zones were limited to a 6.56 feet (2 meter) maximum length. Sample breaks were placed at lithological contacts and changes in alteration and sulfide mineralization. There are no known drilling or recovery issues that could materially impact accuracy.

The core was digitally photographed and cut in half using diamond core saws after logging at the on-site core facility. If the drill core intersected mineralization at a shallow angle, the core logging geologist would place a guide line on the core to ensure a representative sample. Oriented core was cut along the orientation mark to preserve the orientation of the core unless otherwise marked by the core geologist. One-half of the cut core was returned to the box for storage on-site and the other half was bagged and labeled for sample processing and analysis. Figure 11-1 shows 1 of 4 drill core cutting bays.

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Figure 11-1: Drill Core Cutting Bay

Sampling of drill core by Kennecott during their tenure on the property focused primarily on moderate to strongly mineralized zones. Numerous intervals of weak to moderate mineralization remain un-sampled in the historic drill core and in the 1997 campaign, where Kennecott did not intersect significant mineralization, no analyses were undertaken for resource evaluation. Intervals of moderate to strong sulfide mineralization were selected for sampling and analyses were conducted by the Union Assay Office Inc. of Salt Lake City, Utah prior to the establishment of the on-site lab in 1962.

11.2	Metallurgical Sampling

NovaGold did not sample any drill core for metallurgical test work in 2011. Kennecott composited 32 crushed (coarse reject) AX core samples from 5 surface holes for metallurgic float tests in 1961 (Zimmerley, 1961). The core samples were from the high grade No.1 Ore Body and averaged 13.9% Cu. For more detail see Section 6.1.

11.3	Density Determinations

All density measurements for the 2011 program were performed on-site by NovaGold personnel. The specific gravity of selected samples was calculated by weighing the entire assay interval dry and then submersed it in water. The dry and wet weights were entered into an Excel spreadsheet that calculated the specific gravity and was later uploaded into the DataShed database. All sample intervals that were estimated as having 1% or greater chalcopyrite or its equivalent copper content (0.3% Cu) were measured along with one interval within every 5 boxes (10 to 15 meters) of un- mineralized core.

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No known density measurements were performed by Kennecott.

11.4	Analytical and Test Laboratories

ALS Minerals was used for all primary analyses submitted by NovaGold in 2011. The core samples were sent from site to the ALS prep facility in Fairbanks, Alaska. The samples were processed and reduced to pulps at this facility and sent to ALS Minerals Vancouver, BC lab for analysis. ALS Minerals is located at 2103 Dollarton Highway, North Vancouver, British Columbia V7H 0A7. ALS Minerals complies with and is accredited for the requirements of International Standards Organization ISO 9001:2008 and ISO/IEC 17025:2005 General Requirements for the Competence of Testing and Calibration Laboratories.

The ALS Minerals Vancouver lab forwarded the selected check sample pulps to Acme Analytical Labs, also in Vancouver. Acme Labs is located at 1020 Cordova St. East, Vancouver, British Columbia V6A 4A3. Acme Labs is compliant with the International Standards Organization (ISO) 9001 Model for Quality Assurance and ISO/IEC 17025 General Requirements for the Competence of Testing and Calibration Laboratories.

Historical core was analyzed by Union Assay Lab in Salt Lake City, Utah and by the on-site Kennecott lab established in 1964.

11.5	Sample Preparation and Analysis

The 2011 halved core samples were crushed to 70% passing 2 millimeters and a nominal 250 gram split was pulverized to 85% passing 75 microns at the ALS Minerals Fairbanks facility. The resulting pulp was sent to ALS Minerals Vancouver lab for analysis. Gold content was determined by fire assay fusion with an atomic absorption (AA) finish from a nominal 30 gram split. Initial results for all other elements (48) were determined via four acid digestion and both ICP-MS and ICP-AES analysis on a nominal 25 gram split. Samples with over limit values for copper and zinc (>10,000ppm) were re-run using a four acid digestion, which was diluted for an ICP-AES or AA finish. Samples greater than 40% Cu were re-run using a volumetric titration finish after a four acid digestion.

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11.6	Quality Assurance and Quality Control

NovaGold continued its QA/QC program first initiated in 2004. Three QA/QC samples selected by the logging geologist were inserted into every 20 sample batch. QA/QC samples included one duplicate, one blank, and one standard reference material (SRM). Duplicate samples were prepared at the prep facility by taking a second split from the entire prepped sample. A commercial decorative landscape marble was used as the blank material for every hole except one. Barren marble core from a previous abandoned hole was used as the blank material for the final 2011 hole. Four SRM's were used in 2011. A very low grade SRM was inserted in batches that consisted of un-mineralized core. The other three SRM's, ranging in accepted copper values of 0.193% to 2.37%, were inserted to match the estimated copper content of the core. One SRM was sourced from CDN labs in Langley, British Columbia and the other three were from Ore Research and Exploration in North Victoria, Australia. An example of SRM performance is shown in Figure 11.2. Assay performance for blank and SRM samples was within acceptable limits.

Figure 11-2: Standard OREAS 111 Control Chart

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Check samples for a second lab were selected by the project geologist once all the primary assay results were received. The check samples consisted of 5% of the total samples from only the mineralized lithologies (carbonates and semi to massive sulfides) and were randomly selected. These samples were forwarded to Acme labs, also located in Vancouver, British Columbia. Figure 11-3 shows 5% Acme check assays plotted versus original ALS Chemex assays. No bias is apparent.

The QA/QC results are reviewed by the database administer in the Vancouver office.

Figure 11-3: Acme Labs versus ALS Chemex – 5% Duplicate Check

11.7	Databases

All 2011 core logging data including sample intervals and descriptions, were directly entered into a Microsoft Access based application called DataLogger, created by, and customized for the project by GeoSpark Consulting of Nanaimo, British Columbia. This data was imported on a weekly basis into the DataShed database located on a server in the NovaGold Vancouver Office. Assay data was imported directly into DataShed from csv files either downloaded or e-mailed from ALS Labs.

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11.8	Sample Security

Each cut sample interval was placed in a 6-mil polyethylene bag with the sample number written in black permanent marker with an attached Tyvek sample card stub detailing the sample number and bar code. Two to four samples were placed into a larger rice bag labeled with the ALS Minerals address, project (hole) number, bag number, and sample numbers enclosed. The rice bag was secured with a pre-number plastic security tie and a twist wire tie. The security tie number was recorded, along with the total weight. The rice bags were transported from the Bornite Camp to Fairbanks by chartered flights on a commercial carrier. A contracted expeditor met the chartered flights at the airport to pick-up up the sample shipment and deliver directly to the ALS Minerals prep facility, 1060 Bush Street, Fairbanks. Each drill hole was dispatched as one project, though many shipments were necessary per hole due to the limited capacity of the charter flights. ALS held each hole until the final shipment arrived before breaking the security ties and processing the samples. ALS Minerals did not notify NovaGold that any security ties were missing or broken or that any other issues occurred with the sample shipments or packaging.

BDRC considers the Bornite project drill core sampling protocols, security and analytical procedures to meet accepted industry standard procedures. Core recovery is good and there is no evidence that diamond drill recovery could materially impact the assay sampling results.

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12.0	DATA VERIFICATION

12.1	Database Management

In 2007, legacy data (1957-1997) was compiled from both digital and paper logs supplied by Kennecott into a central Microsoft Access database.

In 2008, the Microsoft Access database was imported into DataShed©, a SQL based data management software program created by Maxwell Geoservices.

In 2011, NovaGold began using a Customizable Data Logger created by GeoSpark Consulting at the Bornite project. This Microsoft Access© based software was used to capture all drilling and surface data. A data entry technician entered the geological information, collar, and down-hole survey data, at the Bornite camp. This data was then exported by geologists on site to Microsoft Excel© or Access format and posted on a secure FTP site for the Database Manager in Vancouver. These exports were then imported directly into the DataShed database in Vancouver. Assay data were imported directly from electronic files provided by the laboratories.

Also in 2011, NovGold began to capture specific gravity data. Data was manually captured on paper and then entered into Excel spreadsheets. All 2011 Specific Gravity data has been visually verified by Bornite geologists. Down-hole survey data was recorded on paper and then entered into Data Logger software. All 2011 down-hole survey records have been visually verified by Bornite geologists.

Geotechnical data (RQD and Recovery) was also captured on paper and entered into the Data Logger program. A 100% visual check of the 2011 Geotechnical logs has been completed and all errors and omissions have been corrected in the DataShed Bornite database.

12.2	Historic Database Verification

In order to ensure the integrity of the Bornite database, an independent data management consultant Jack Cote was contracted by NovaGold to carry out a 100% audit of the historic (1957-1997) collar, down-hole survey, sample interval and assay data in September 2011. There are no previous known comprehensive audits of the historic Bornite dataset.

A preliminary Bornite database had been constructed in previous years by NovaGold staff as outlined in the Section 12.1, which was used as a starting point for the Cote audit. After initial review it was determined that since the 2007 NovaGold database was so limited, it was deemed prudent to not simply audit the database but to rebuild the entire dataset from the original data sources now in the company’s possession. Collar, down hole survey, sample interval and assay data were re-entered using double entry procedures to ensure validity. All remaining data including lithology, alteration and mineralization have not been re-entered or validated at this time. Discrepancies and errors and subsequent actions and adjustments to the new database for the collar, downhole survey, interval and assay data are outlined below and were implemented per Jack Cote’s recommendations.

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Collar Data

•	213 collars initially in the Bornite database in DataShed
•	76 of these could not be verified with any original data source
•	9 significant conversion errors were identified within the RC* holes
•	All of the RU* and RUS* underground holes had significant conversion errors
•	Cote recommendations were implemented and all 2011 edits to the collar data are now merged into the Bornite database in DataShed.

Down hole Survey Data

•	664 down hole survey records initially in the Bornite database in DataShed
•	160 of these could not be verified with any original data source
•	20 of the 504 records that could be verified had small (<2 degree) errors, mostly due to incorrect calculations using magnetic north.
•	All of the verified data was merged into the Bornite database in DataShed

Sample Data

•	After backup, all sample data was deleted from the Bornite database in DataShed
•	7385 samples were located by Jack Cote from original data sources (documents, drill logs, etc.)
•	563 “NoSample(s)” were created to account for un-sampled intervals
•	819 QC (check) samples were delineated
•	39 overall errors (meterages, sample numbers) were identified
•	28 of the 39 errors were accepted and changes were made to the database after review of the results

Assay Data

•	After a similar backup, all assay data was deleted from the Bornite database in DataShed
•	Jack Cote made a first pass of the assay data, entering all copper (Cu) values from assay certificates
•	The first pass left 1385 Cu values in the database without verifiable data sources listed

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•	After the first pass there were also 1766 unverified cobalt (Co) and 743 records with other unverified base metals (gold, silver, lead and zinc)
•

Bonnie Broman, a NovaCopper geologist then made a second pass entering the remainder of the Cu assay data from other sources principally drill logs and then in a third pass verified the remainder of the base metal and Co data

•	All of these verified assay values have been merged into the Bornite database in DataShed

12.3	Discussion of Database Verification

In addition to the Cote recommendations and acceptance of the collar data, re- surveying of accessible collars was also undertaken in 2011 and is further discussed in detail in Section 10.5.

Overall, there were very few errors (<3%) found between the entire historic and the Jack Cote re-entered Bornite database. Collar errors were mostly transformation problems between coordinate systems while errors in the down-hole survey data were small azimuth and dip calculation problems. Minor errors in the sample data were generally meterage typos. All errors have been addressed and corrected.

Due to time constraints, all the assay data was merged into the Bornite database in DataShed directly from the working Excel file dbo_vwDHAssay_final.xls. Jack Cote typed all the assay certificates from the original scanned sources but will reload in the future into DataShed using the assay certificate loader tool. All remaining historic data (pre-NovaGold) including lithology, alteration, mineralization and geotechnical remains to be verified.

BDRC believes the database construction procedures outlined in Section 12 meet industry standards, and the current data are sufficient for the estimation of indicated and inferred resources.

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13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Historical Metallurgical Testwork

Very limited metallurgical testwork has been undertaken at Bornite. Kennecott in 1961 undertook some preliminary metallurgical test work from 5 drill holes (RC-34, 54, 60, 61 and 65) comprising 32 coarse rejects samples piercing the No.1 Ore Body (Bear Creek Mining Co. Memo Lutz, 1961).

All sample intervals weighing in total approximately 150 lbs (68 kilograms) were composited using weighted compositing methodology. Prior to compositing, each sample was crushed and screened to pass a 10-mesh screen. Most samples were in two parts: one contained in plastic (assumed unoxidized) and one part in canvas (oxidized).

The composite sample assayed 13.9% copper after which 97.64% of the copper was recovered in a concentrate assaying 43.90% copper after a locked-cycle laboratory test. Fine grinding to 5% passing +200 mesh was required to obtain the liberation of copper minerals from pyrite necessary for such high recovery. Composite ore mineralogy from the test work was previously shown in Table 6-1 where deportment studies show the high-grade mineralization of the No.1 Ore Body dominated by bornite with subordinate chalcocite and chalcopyrite.

It is not known whether the testing conducted by Kennecott used samples representative of the various types of mineralization, or whether any deleterious elements were encountered during the tests.

NovaGold and NovaCopper have done no metallurgical testwork on the Bornite deposit.

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14.0	MINERAL RESOURCE ESTIMATES

14.1	Introduction

The Mineral Resource Statement presented herein represents the first NI 43-101 compliant mineral resource evaluation filed by NovaCopper for the Bornite Deposit - Ruby Creek Zone. Historical resource estimates have been completed by Lund (1961), Reed (1971), Sichermann (1974), and Kennecott (1997).

The mineral resource model prepared by BD Resource Consulting ("BDRC") considers diamond drill holes drilled by Kennecott during the period from 1957 to 1997 and NovaGold during 2011. The resource estimation work was completed by Bruce Davis, FAusIMM, an appropriate "independent qualified person" as this term is defined in National Instrument 43-101. The effective date of the resource statement is July 18, 2012.

This section describes the resource estimation methodology and summarizes the key assumptions considered by BDRC. In the opinion of BDRC, the resource evaluation reported herein is a sound representation of the copper mineral resources found on the Bornite Deposit - Ruby Creek Zone at the current level of sampling. The mineral resources have been estimated in conformity with generally accepted CIM "Estimation of Mineral Resource and Mineral Reserves Best Practices" guidelines and are reported in accordance with the Canadian Securities Administrators' National Instrument 43- 101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve.

The database used to estimate the Bornite Deposit - Ruby Creek Zone mineral resources was audited by an independent consultant, Jack Cote and the results of the audit reviewed by BDRC. BDRC is of the opinion that the current drilling information is sufficiently reliable to interpret with confidence the boundaries for copper mineralization and that the assay data are sufficiently reliable to support mineral resource estimation.

The resource estimate has been generated from drill hole sample assay results and the interpretation of a geologic model which relates to the spatial distribution of copper. Interpolation characteristics have been defined based on the geology, drill hole spacing and geostatistical analysis of the data. The resources have been classified by their proximity to the sample locations and are reported, as required by NI43-101, according to the CIM standards on Mineral Resources and Reserves.

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Composites and 3D solid models were constructed utilizing Vulcan™ commercial mine modelling software. The block model extends a total of 2,500 meters Easting, 2800 meters Northing and 1000 meters in vertical direction. Grade estimations for copper were completed utilizing ordinary kriging (OK) methods. A nearest-neighbour (NN) model was constructed for validation of the ordinary kriged model. The block size was selected at 5 x 5 x 5 meters oriented in cardinal directions and used for both the kriged and NN models.

The coordinate system used for resource modelling is UTM NAD 83, Zone 4.

14.2	Resource Estimation Procedures

The resource evaluation methodology involved the following procedures:

•	Database compilation and verification;
•	Review and construction of wireframe models;
•	Definition of resource domains;
•	Geostatistical analysis and variography;
•	Block modelling and grade interpolation;
•	Resource classification and validation;
•	Assessment of “reasonable prospects for economic extraction” and selection of appropriate cut-off grades; and
•	Preparation of the Mineral Resource Statement.

14.3	Verification of Historic Data

The historic drilling was conducted by Kennecott exploration, one of the leading technical exploration organizations during the period of their drilling. Kennecott was known for rigorously controlled drilling programs including quality control samples. Unfortunately, records from the Kennecott drill programs were incomplete.

In order to test the validity of the drilling information collected prior to NovaCopper exploration, NovaCopper located 6 drill holes over an area tested by prior drilling. Assay results from the NovaCopper drilling were compared to historic results by first compositing assays from both sets into uniform 5 meter lengths down each hole. The composite results were then “declustered” over a common volume using nearest neighbor assignment. Declustered results were compared by distance from common NovaCopper and historic drilling. Figure 14-1 shows a quantile-quantile (QQ) plot when the declustered assigned values are within 10 meters of both a NovaCopper and historic composites.

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Figure 14-1: Copper Grade QQ Plot for NovaCopper versus Historic Drilling

Figure 14.2 shows a boxplot comparing distributions where the composites can be as much as 50 m away from a declustered value.

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Figure 14-2: Copper Boxplots comparing NovaCopper and Historic Drilling

The QQ-plot and boxplots indicate the historic and 2011 NovaCopper verification drilling are giving essentially the same results. There is no reason to believe the historic drilling produced results that are significantly different than what could be obtained currently. All the historic drilling is, therefore, included in the mineral resource estimate. Further analysis and investigation of the historic drill assays is recommended as additional drilling becomes available in the Ruby Creek zone.

14.4	Geological Models

Copper mineralization occurs within a host sequence of altered carbonate rocks that dip gently towards the north-northeast resulting in a layered distribution of copper- bearing zones. Three lithology domains have been wire-framed in 3D: un-mineralized to weakly mineralized phyllite and quartz phyllite schist, un-mineralized to strongly mineralized carbonate, and strongly-mineralized massive sulfide. Figure 14.3 is a cross-section of the geological model.

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Figure 14-3: Cross-section of the Ruby Creek Geological Model

14.5	Estimation Domains

The final wireframe model based on the lithologic and mineralization logging codes includes three domains: phyllite, carbonate and massive sulfide. Nine individual phyllite units and 6 individual massive sulfide units were modeled with carbonate as the remaining default stratigraphy. Lithology codes for the phyllite include AP, ALP, APL, ALS, ALCB, TS, TLP, TPL, CHPL, and QP; and for the carbonate includes BXLC, LS, TBLS, BXDC, DOL and ADP as outlined in Table 7-2.

14.6	Exploratory Data Analysis

Descriptive statistics, histograms, cumulative probability plots and contact plots were completed for copper by domain. Results obtained were used to assess the construction of the block model and the estimation plans. Data analyses were conducted on composited assay data (5 m down-hole composites). Histograms of 5 meter composites for the phyllite, carbonate and massive sulfide domains are shown in Figures 14-4, 14-5 and 14-6, respectively. A contact plot between the phyllite and carbonate domains is shown in Figure 14-7.

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Figure 14-4: Histogram of 5 meter Cu Composites of the Phyllite Domain

Figure 14-5: Histogram of 5 meter Cu Composites of the Carbonate Domain

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Figure 14-6: Histogram of 5 meter Cu Composites of the Massive Sulfide Domain

Figure 14-7: Contact Plot Carbonate and Phyllite Domains

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As a result of the EDA review, the following modeling conclusions were drawn:

•	The composites used in the estimation of grades in the 2012 Mineral Resource estimate are appropriately prepared and suitable for use in the resource estimate.

•	Composite histograms and contact plots indicate a hard contact or distinct differences between the phyllite, carbonate and massive sulfide domains are appropriate.

14.7	Density Assignment

Specific gravity (SG) determinations were made for each mineralized sample interval during NovaCopper’s 2011 drilling program, that was estimated as having 1% or greater chalcopyrite or its equivalent copper content (0.3% Cu); SG determinations were also conducted every 5 boxes (10 to 15 meters) within un-mineralized core. The copper grade and SG measurements were paired and examined to determine if copper grade could be used as a predictor of SG. The result was that copper grade is a reasonable predictor of specific gravity and average SG values were assigned to grade bins and those bins used to assign SG to individual blocks within the model (Table 14-1). The default specific gravity for unmineralized to weakly mineralized material is 2.9 gm/cm3. No additional criteria have been used to determine specific gravity other than the copper grade bins and no additional studies on specific gravity variability have been undertaken at this time. Additional specific gravity determinations and analysis are recommended during future drill campaigns.

Table 14-1: Specific Gravity Values Assigned to Block Model

%Cu Bin	Assigned SG gm/cm3
<0.5	2.90
0.5 - 1.0	2.99
1.0 - 3.0	3.00
3.0 - 5.0	3.04
5.0 - 10.0	3.21
10.0 - 15.0	3.43
15.0 - 20.0	3.99
> 20	4.02

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14.8	Compositing

Composite samples were generated down-hole in nominal 5 meter lengths, generating 12,108 copper composite samples.

Composites were not broken at model domain boundaries. Each composite was tagged with a domain identifier based on the centroid of the composite being located within the assigned domain.

14.9	Treatment of Extreme Assay Values

Block grade estimates may be unduly affected by very high grade assays. Lognormal probability plots of composite grades within each lithological domain at Ruby Creek were examined visually and exhibit a skewed grade distribution due to a high grade population (Figure 14-8). In order to limit the influence of these high grade outliers, BDRC elected to restrict the range of their influence during estimation of the block model.

For grade estimation in all mineralized zones, high grade assays of >10% copper were used only if they were found within a search ellipsoid of 4 by 4 by 2 blocks. Additionally, zones of high grade massive sulfides were modeled as small discontinuous pods further restricting the extension of the higher grades. The outlier restriction methodology resulted in a loss of approximately fourteen percent of the metal in the resource model.

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Figure 14-8: Copper Grade Histogram and Lognormal Probability Plot

Bornite 5m Composite Copper Frequency

30.5
15
10
5
0
Frequency (Percent)
0.00
1.25
2.50
3.75
5.00
Copper
N 3873
m 0.89
σ² 5.76
σ/m 2.69
min 0.00
q0.25 0.06
q0.50 0.36
q0.75 0.88
max 37.92
Class width = 0.10
The last class contains
all values ≥ 4.90

Bornite 5m Composite Copper Frequency

100
10
1.0
0.10
0.010
Copper
0.01 0.1 1 2 5 10 20 30 40 50 60 70 80 90 95 98 99 99.9 99.99
Cumulative Probability (percent)

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14.10	Variography

The degree of spatial variability in a mineral deposit depends on both the distance and direction between points of comparison. Typically, the variability between samples increases as the distance between samples also increases. If the degree of variability is related to the direction of comparison, then the deposit is said to exhibit anisotropic tendencies which can be summarized with the search ellipse. The semi-variogram is a common function used to measure the spatial variability within a deposit.

The components of the variogram include the nugget, the sill and the range. Often samples compared over very short distances (even samples compared from the same location) show some degree of variability. As a result, the curve of the variogram often begins at some point on the y-axis above the origin - this point is called the "nugget". The nugget is a measure of not only the natural variability of the data over very short distances but also a measure of the variability which can be introduced due to errors during sample collection, preparation and assaying.

The amount of variability between samples typically increases as the distance between the samples becomes greater. Eventually, the degree of variability between samples reaches a constant, maximum value. This is called the "sill" and the distance between samples at which this occurs is referred to as the "range".

The spatial evaluation of the data in this report has been conducted using a correlogram rather than the traditional variogram. The correlogram is normalized to the variance of the data and is less sensitive to outlier values, generally giving better results.

Variograms were generated using the commercial software package Sage 2001© developed by Isaacs & Co. Multidirectional variograms were generated from composited copper sample data. Composite copper grade correlograms were constrained within phyllite and carbonate domains. Two spherical variogram structures were fitted for each model. Correlogram parameters for the phyllite and carbonate domains are shown in Table 14-2. Variography was not conducted for the massive sulfide domain due to the limited data set.

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Table 14-2: Correlogram Parameters for Phyllite and Carbonate Domians

Domain	Nugget	Sill 1	Sill 2	1st Structure			2nd Structure
				Range (m)	Azimuth	Dip	Range (m)	Azimuth	Dip
Carbonate	0.300	0.447	0.253	10	341	60	40	125	-5
	Spherical			31	80	5	737	33	-25
				12	80	7	71	47	65
Phyllite	0.300	0.686	0.014	7	83	19	107	21	54
	Spherical			44	40	-64	247	180	34
				4	347	16	296	97	-10

14.11	Estimation

The block model grades for copper have been estimated using Ordinary Kriging (OK). The results of the OK estimation were evaluated using a series of validation approaches (described in the next section of this report). The interpolation parameters have been adjusted until the appropriate results were achieved.

The Bornite model has been generated with a relatively limited number (less than a maximum of 12 per block) samples. This approach reduces the amount of smoothing (averaging) in the model and, while there may be some uncertainty on a localized scale, this approach produces reliable estimations of the recoverable grade and tonnage for the overall deposit. (The method is outlined in Isaaks, “The Kriging Oxymoron”, SME Preprint, 1999)

The interpolation parameters are summarized below.

•

Search ellipse: 300 x 300 x 40 meters. The search ellipsoid was inclined to the northeast at a bearing of 30 degrees and a plunge of 15 degrees, similar to the local orientation of bedding and was the same for all domains. The large search was employed to fill all blocks in the model not for resource reporting and classification but to support future exploration efforts.

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•	Maximum of 2 sample composites from a single drill hole, minimum of 1 composite to estimate the grade in a block and a maximum of 12 composites to estimate the grade of a block.

•	“Hard” boundaries between Zone domains (i.e., no mixing of data between Zone domains).

14.12	Block Model Validation

The results of the modeling process were validated through several methods. These include a thorough visual review of the model grades in relation to the underlying drill hole sample grades, comparisons with the change of support model, comparisons with other estimation methods and grade distribution comparisons using swath plots.

Visual Inspection

Detailed visual inspection of the block model has been conducted in both cross section and plan to ensure the desired results following interpolation. This includes confirmation of the proper coding of blocks within the respective Zone domains and below the topographic surface. The distribution of block grades were also compared relative to the drill hole samples in order to ensure the proper representation in the model. In general, all grade models show the desired degree of correlation with the underlying sample data. Figures 14-9 and 14-10 show respectively estimated blocks, estimation domains, grade and classification for Indicated and Inferred resources for a NNE-trending section through the Upper and Lower reefs.

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Figure 14-9: NNE-trending Section of the Block Model showing Blocks, Estimation Domains, Grade and Indicated Resources

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Figure 14-10: NNE-trending Section of the Block Model showing Blocks, Estimation Domains, Grade and Indicated and Inferred Resources

Model Checks for Change of Support

The relative degree of smoothing in the block model estimates were evaluated using the Discrete Gaussian or Hermitian Polynomial Change of Support (Herco) method (described by Journel and Huijbregts, Mining Geostatistics, 1978). With this method, the distribution of the hypothetical block grades can be directly compared to the estimated (OK) model through the use of pseudo-grade/tonnage curves. Adjustments are made to the block model interpolation parameters until an acceptable match is made with the Herco distribution. In general, the estimated model should be slightly higher in tonnage and slightly lower in grade when compared to the Herco distribution at the projected cut-off grade. These differences account for selectivity and other potential ore-handling issues which commonly occur during mining.

The Herco (Hermitian correction) distribution is derived from the declustered composite grades which have been adjusted to account for the change in support as one goes from smaller drill hole composite samples to the large blocks in the model.

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The transformation results in a less skewed distribution but with the same mean as the original declustered samples.

Herco and model grade-tonnage plots have been generated for the distribution of copper in the carbonate and phyllite domains. The results are shown in the Figures 14-11 and 14-12 below. Overall there is an acceptable degree of correlation between models. There are too few data to do a reliable change of support comparison for the massive sulfide domain.

Figure 14-11: Herco and Model Grade Tonnage Plots – Phyllite Domain

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Figure 14-12: Herco and Model Grade Tonnage Plots – Carbonate Domain

Swath Plots (Drift Analysis)

A swath plot is a graphical display of the grade distribution derived from a series of bands, or swaths, generated in several directions through the deposit. Grade variations from the OK model are compared using the swath plot to the distribution derived from the declustered (NN) grade model.

On a local scale, the NN model does not provide reliable estimations of grade but, on a much large scale, it represents an unbiased estimation of the grade distribution based on the underlying data. Therefore, if the OK model is unbiased, the grade trends may show local fluctuations on a swath plot but the overall trend should be similar to the NN distribution of grade.

Swath plots have been generated in three orthogonal directions comparing the OK and NN distributions of copper in the deposit. An example from the carbonate domain by northing (West East swaths) is shown in Figure 14-13. Overall, there is good correspondence between the models through most of the deposit area.

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Figure 14-13: Swath Plot for OK and NN Models – Cu Distribution in Carbonate Domain

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14.13	Classification Criteria

Resources have been classified by their proximity to the sample locations and are reported, as required by NI 43-101, according to the CIM standards on Mineral Resources and Reserves.

Variograms, generated from both copper grade and indicator variograms,(for 0.5%, 1.0%, and 2.0% Cu thresholds) were reviewed, together with experience gained through visual interpretation of the drilling results, in order to gain an understanding of the classification criteria for mineral resources at the Bornite deposit.

At this stage, more confirmatory work is required on the historic data in order to gain the level of confidence required to classify resources in the measured category.

The Mineral Resource classification uses the criteria outlined in Table 14-3. These criteria account for visual confirmation of continuity and indicator variogram analysis at 0.5 and 1.0% which suggest the classification criteria are appropriate. The criteria were applied automatically and then manually manipulated to remove artefacts and produce contiguous volumes of classification. The classification of indicated resources is based on three or more drill holes satisfying the distance requirement. Inferred resources are based on at least two holes containing mineralization and satisfying the distance requirement.

Table 14-3: Classification Criteria for the Mineral Resource Estimate

Average Composite Distance (meters)
Measured	Indicated	Inferred
No measured	<50	<88

14.14	Consideration of Reasonable Prospects of Economic Extraction

When stating mineral resources, the requirements of NI 43-101 state that resources must exhibit reasonable prospects for economic extraction. The shape, location and grade distribution of the Bornite deposit indicates that it might be extracted through surface mining methods. In order to ascertain whether mineralization at Bornite meet such a criteria, a manually constructed pit based on visual inspection of the block model, capturing potential open pit resources and rejecting isolated or deep resources, was constructed by NovaCopper geologists. Using the following parameters which BDRC considers reasonable assumptions based on the type, scale, shape and location of this deposit, resources in the manually constructed pit were deemed to have a reasonable chance of being extracted economically. Resources are stated as contained within a potentially economic resource limiting pit shell using: 1) metal prices of US$3.00 per lb Cu; 2) mining costs of US$1.50 per tonne; 3) processing costs of US$10.00 per tonne; 4) 100% recoveries; and 5) an average pit slope of 45 degrees.

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14.15	Mineral Resource Statement

Mineral Resources are classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves.

The Qualified Person for the Mineral Resource estimate is Bruce Davis a qualified person independent of NovaCopper. Mineral Resources for the Bornite Project are found in Table 14-4.

Table 14-4: Ruby Creek Zone Resource Estimation at Bornite

	Indicated			Inferred
Cutoff %Cu	Tonnes (millions)	Grade % Cu	Pounds (millions)	Tonnes (millions)	Grade % Cu	Pounds (millions)
0.3	9.0	1.00	198.6	74.3	0.68	1113.3
0.5	6.8	1.19	178.7	47.7	0.84	883.2
1.0	2.4	2.03	109.3	11.4	1.31	329.8
1.5	1.0	3.26	71.6	1.9	1.94	82.8
2.0	0.6	4.49	55.0	0.5	2.65	30.3

Notes to Accompany Mineral Resources Table

•	Base Case is 0.5% Cu cut-off grade

•	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.

•

Resources stated as contained within a manually constructed potentially economic resource limiting pit shell using metal price of US$3.00 per lb Cu, mining costs of US$1.50 per tonne, processing costs of US$10.00 per tonne, 100% recoveries and an average pit slope of 45 degrees.

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•

Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding. Tonnage is in metric units. Contained copper pounds as imperial pounds.

14.16	Comment on Section 14

The Mineral Resources for the Project have been estimated to conform to the requirements of CIM (2010). There are no known factors related to environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues which could materially affect the mineral resource.

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15.0	MINERAL RESERVE ESTIMATES

There are presently no mineral reserves at the Project.

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16.0	MINING METHODS

No mining method has been evaluated for the Project.

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17.0	RECOVERY METHODS

No recovery methods have been investigated for the Project.

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18.0	PROJECT INFRASTRUCTURE

Though Bornite and the greater UKMP particularly the Arctic deposit (PEA March 2012) are still in the exploration phase, NovaCopper and NANA are supporting efforts of the state of Alaska to develop infrastructure into the region under the ‘Alaska Road to Resources' program. Between 2009 and 2011, the state of Alaska funded US$6M to study access to the Ambler mining district. During that period a working group consisting of the Alaska Department of Transportation (ADOT), the Governor's office, Alaska Industrial Development and Export Authority (AIDEA), NANA Regional Corporation and NovaCopper was developed to advance the project.

Efforts in 2009-2011 focused on identifying optimal access routes and after input from local communities and review of a series of options, the Brooks East A&B Routes have been chosen for further assessment. In 2012 the Alaska State Legislature has approved an additional US$4M to allow the ADOT to initiate an EIS on the Brooks East Access Route connecting the Ambler district with the Dalton highway 220 miles to the east. Figure 18-1 shows the various access options studied and the Brooks East route in light blue.

Figure 18-1: Options Studied by the State of Alaska to access the UKMP

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19.0	MARKET STUDIES AND CONTRACTS

No market studies have been completed for the Project as it is an early exploration project.

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20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1	Baseline Studies

Baseline environmental studies by NovaGold/NovaCopper including water quality studies, hydraulics, sediment, meteorology, wetlands delineation, cultural resources, and asbestos testing have been ongoing in the project area since 2007.

2007 Studies

A site characterization for Bornite was done by Travis/Peterson Environmental Consulting Inc. The report identifies several safety and environmental issues and possible mitigation solutions. Identified in the report are asbestos containing structures, petroleum ground contamination, an open shaft presenting a safety hazard, and environmental liabilities due to out of service vehicles.

Shaw Alaska Inc. sampled a total of 34 primary surface water locations and seven primary sediment locations associated with the UKMP. Sites were selected on the Shungnak River, Subarctic Creek, Arctic Creek, and the Kogoluktuk River. The samples were analyzed for metals as well as common environmentally significant parameters. Field parameters were also measured using a handheld YSI unit. Full results are available in the report.

2008 Studies

Shaw Alaska Inc. measured hydraulic data related to the UKMP from thirteen gauging stations. Velocity, depth, width and discharge measured in cubic feet per second were measured using a Marsh McBirney current meter. Full results are available in the Shaw Alaska report (Cupri, 2008).

Shaw Alaska Inc. sampled a total of 13 of 34 primary surface water locations originally chosen in 2007. Full results are available in the report.

Northern Land Use Research Inc. (NLUR) conducted a review of potential culturally significant associated with the UKMP including the Bornite property. The survey looked for historic land use including trails and sites that may contain artifacts. NLUR recommended a finding of No Historic Properties Affected for the 2008 exploration plan.

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Amerikanuak Inc. assessed the reclamation success of the sites reclaimed in 2007, and sampled water from three existing drill holes at Bornite. The holes were sampled for dissolved metals, nutrients, and low level mercury.

2009 Studies

Shaw Alaska Inc. measured hydraulic data related to the UKMP from thirteen gauging stations. Velocity, depth, width and discharge measured in cubic feet per second were measured using a Marsh McBirney current meter. A weir was used for data collection at Subarctic Creek. Full results are available in the Shaw Alaska report (Cupri, 2009)

Shaw Alaska Inc., as in 2008, sampled a total of 13 of the 34 primary surface water locations associated with the UKMP.

2010 Studies

TetraTech Inc. conducted environmental baseline work to support permitting of a proposed access road between the Bornite and Arctic mineral deposits. The work consisted of characterizing the hydrology, water quality, and aquatic life in the Shungnak River and tributaries intersecting the proposed access road as well as Subarctic Creek, and mapping vegetation and wetlands along the proposed alignments.

The aquatic resources survey sampled fish and macro-invertebrates in water bodies along the Arctic Access Road route including the Shungnak River, Ruby Creek, Subarctic Creek, Unnamed Tributaries, and Kettle Lakes. Fish were sampled using seine nets, gill nets, hoop nets, minnow traps, electrofishing, and hook and line. Macro-invertebrates were sampled using a framed kick-net. Fish were observed in all rivers and tributaries but not in the Kettle Lakes. The number of fish species observed varied from three to four species. Macro-invertebrate sampling revealed that the sampled water bodies are in good ecological health by demonstrating relatively high species diversity and species richness.

The water quality sampling and hydrologic characterizations included three sites in the Shungnak River and nine sites from tributaries including Subarctic Creek. A total of twelve locations were sampled and analyzed for a suite of dissolved metals, total metals, and non-metal parameters. A comparison of the analytical results indicated that water quality is generally good throughout the study area with most constituents being below Alaska State Water Quality Standards (WQS). Exceedance of WQS limits that did occur were for chronic exposure criteria and not acute conditions.

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Wetlands were identified using the standard three-parameter approach required by the US Army Corps of Engineers. Thirty three sampling locations were evaluated reflecting the fourteen vegetation communities observed in the field. Vegetation communities were characterized using the Alaska Vegetation Classification system. Taking into consideration of topographic position and field observations, the communities were categorized as uplands, wetlands, or a combination of both. To the extent possible, vegetation communities were then identified on satellite imagery for the area to create a vegetation and wetland map.

2011 Studies

Using wetland information gathered during the 2010 field season along with satellite imagery, TetraTech Inc. created a wetlands map of the Bornite area. The map will be used in 2012 to avoid disturbing wetlands whenever possible and to plan drill holes and road routes accordingly. The wetlands map was also used to permit a Class III Municipal Landfill to be located near the Bornite Airstrip.

Soil asbestos sampling was done by the NovaGold onsite Compliance Coordinator. A total of 27 grab samples were collected to create five composite samples from Dahl Creek Camp, the Dahl Creek to Bornite road, Bornite Airstrip, Bornite Camp, and the Arctic Deposit. The composite samples were analyzed for asbestos presence or absence using Polarized Light Microscopy (PLM) by White Environmental Consultants Inc. All of the composite samples tested negative for asbestos.

20.2	Environmental Issues

Under the NANA Agreement, NANA Regional Corporation, Inc. ("NANA") is required to complete a baseline environmental report following completion of cleanup of the former mining camp on the Bornite Lands, to the standards required by the Alaska Department of Environmental Conservation. This includes removal and disposal as required by law of all hazardous substances present on the Bornite Lands. NANA has indemnified and will hold NovaCopper harmless for any loss, cost, expense or damage suffered or incurred attributable to the environmental condition of the Bornite Lands at the date of the baseline report which relate to any activities prior to the date of the agreement.

In addition, there are no indications of any known environmental impairment or enforcement actions associated with NovaGold's activities to date. As a result, NovaGold has not incurred outstanding environmental liabilities in conjunction with its entry into the NANA Agreement.

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20.3	Exploration Closure Plan

Reclamation at the UKMP is completed under the guidelines presented by the State of Alaska in the Multi-Year Hardrock Exploration Permit #2183 issued by the Department of Natural Resources Division of Mining, Land and Water.

Key components include:

•	Topsoil will be stockpiled

•	The area will reshaped to blend with surrounding topography

•	Organic material shall be spread over the site to prevent erosion

•	Reclamation shall be done in the same season as disturbance

•	Drill casing shall be removed

•	Drill holes shall be plugged with bentonite clay or equivalent

•	Reseeding shall be done as necessary

•	Disturbance shall be held to a minimum

20.4	Permitting

Development of the UKMP will require a significant number of permits and authorizations from state, federal, and regional organizations. Much of the groundwork to support a successful permitting effort must be undertaken prior to submission of permit applications so that issues can be identified and resolved, baseline data can be acquired, and regulators and stakeholders can become familiar with the proposed project.

The comprehensive permitting process for the UKMP can be divided into three categories:

1.	Exploration state permitting: required to obtain approval for drilling, camp operations, engineering, and environmental baseline studies.

2.

Pre-application phase: conducted in parallel with feasibility engineering studies. This stage includes the collection of environmental baseline data and interaction with stakeholders and regulators to facilitate the development of a project that can be successfully permitted.

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3.

The National Environmental Policy Act (NEPA) phase: formal agency review of the federal and State requirements for public and agency participation to determine if the project is in the State’s best interest.

Table 20-1 provides a list of typical permits that may be required for the Project

Table 20-1: List of Permits that May Be Required for the Bornite Project

Authority	Permit
FEDERAL
Environmental Protection Agency (EPA)	Spill Prevention Containment and Contingency (SPCC) Plan
U.S. Army Corps of Engineers (USACE)	CWA Section 404 Permit (wetlands dredge and fill)
River and Harbors Act (RHA) Section 10 (structures in navigable waters)
RHA Section 9 (dams and dykes in navigable waters- interstate commerce)
U.S. Coast Guard	RHA Section 9 Construction Permit (bridge across navigable waters)
Bureau of Alcohol, Tobacco, and Firearms	License to Transport Explosives
Permit and License for Use of Explosives
Federal Aviation Administration	Notice of Landing Area Proposal (existing airstrip)
Notice of Controlled Firing Area for Blasting
U.S. Department of Transportation	Hazardous Materials Registration
U.S. Fish and Wildlife Service	Section 7 of the Endangered Species Act, Consultation requiring a Biological Assessment or Biological Opinion

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Table 20-2: List of Permits that May Be Required for the Bornite Project - Continued

Authority	Permit
STATE
Division of Mining, Land, and Water	Plan of Operations
Reclamation Plan Approval
Mining License
Land Use Permits and Leases
Right-of-Ways, Easements, Material Sales, etc.
Certificate of Approval to Construct a Dam
Certificate of Approval to Operate a Dam
Temporary Water Use Permit
Water Rights Permit/Certificate to Appropriate Water
State Historic Preservation Office	Section 106 Historical and Cultural Resources Protection Act clearance
Office of Habitat Management	Fish Habitat Permit
Culvert/Bridge Installation Permit
Division of Water	Section 401 Water Quality Certification (CWA 402 permit)
Waste water Disposal Permits
Non-Domestic Wastewater Disposal Permit
Storm Water Discharge Pollution Prevention Plan
Domestic Waste water Disposal Permit
Approval to Construct and Operate a Public Water Supply System
Division of Environmental Health	Solid Waste Disposal Permits
Food Sanitation Permit
Class III Municipal Solid Waste Landfill Permit
Division of Air Quality	Air Quality Construction Permit (first 12 months)
Air Quality PSD Title V Operating Permit (after 12 months)
Air Quality permit to Open Burn
REGIONAL
Northwest Arctic Borough	Title 9 Land Use Permit
Fuel Storage Permit
Commercial Transporter Authorization

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The permit review process will determine the precise number of management plans required to address all aspects of the Project to ensure compliance with environmental design and permit criteria. Each plan will describe the appropriate environmental engineering standard (e.g., secondary containment for petroleum products, process solutions, and reagents) and the applicable operations requirements, maintenance protocols, and response actions.

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21.0	CAPITAL AND OPERATING COSTS

The Bornite project is an early exploration project and no capital costs or operating costs have been estimated.

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22.0	ECONOMIC ANALYSIS

The Bornite project, the focus of this technical report, is an early exploration project and no economic analysis has been completed.

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23.0	ADJACENT PROPERTIES

There has been no adjacent property information used in the generation of the Bornite resource estimate. The Bornite deposit is located approximately 11 miles (17 km) from NovaCopper's Arctic deposit.

In addition to the UKMP's land holdings encompassing Bornite and Arctic, there are two properties adjacent to the UKMP, Sun and Smucker. Sun and Smucker both located in the Ambler Schist Belt are analogous to the UKMP's Arctic deposit but not to the Bornite deposit. Andover Resources and Teck own Sun and Smucker respectively, neither property of which has a current NI 43-101 complaint resource.

23.1	Sun Deposit

The Sun prospect, also referred to as the Hot prospect, lies 52 miles (83 km) east of Bornite and is described as a polymetallic copper, zinc, lead and silver VMS deposit. It is in the same terrane and lithological sequence as the UKMP's Arctic deposit. The deposit is currently in resource development and is being assessed as a potential open pit and underground mine site. Andover Resources owns a 100% interest in the property subject to a 1.5% NSR production royalty held by former owner Hastings Base Metals Corporation.

23.2	Smucker Deposit

This Smucker prospect is located 17 miles (28 km) north-northwest of Bornite in the same terrane and lithological sequence as Arctic. Like Arctic, it is described as a polymetallic copper, zinc, silver, and lead VMS prospect currently in target delineation. Significant 1970s drilling by Anaconda intersected precious metals rich VMS mineralization analogous to the other prospects of the Ambler Schist Belt. There are no published resource and reserve estimates for this project (www.meg.com, 2007). Teck owns a 100% interest in the property.

23.3	Arctic Deposit

In addition to the Bornite deposit discussed herein, NovaCopper also controls the Arctic deposit. The Arctic deposit lies 11 miles (17 km) northeast of Bornite on State of Alaska claims held by NovaCopper and falls within the NANA Agreement Area of Interest with the NANA Regional Corporation. The deposit has a publicly disclosed copper, zinc, lead, silver, and gold resource that is NI 43-101 compliant. Arctic is the largest and highest grade known deposit in the Ambler Schist Belt.

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A preliminary economic assessment (PEA) was prepared for NovaGold by SRK Consulting and released in March 2012 that shows a positive NPV at an 8% discount rate and forecasted metal prices (NovaGold, 2011).

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24.0	OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data or information.

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25.0	INTERPRETATION AND CONCLUSIONS

Based on the recent assembly and verification of historic data and drilling in 2011 by NovaCopper on the Ruby Creek zone of the Bornite deposit, the following conclusions can be made:

•

The level of understanding of the geology is relatively good. The practices used during the various drilling campaigns were conducted in a professional manner and adhered to accepted industry standards. There are no evident factors that would lead one to question the integrity of the database.

•	A significant copper deposit continues to be outlined. Mineralization is hosted in stratiform zones occurring in favorable stratigraphy.
•	Drilling to date has produced an estimated Indicated resource (at a 0.5% Cu cut-off) of 6.8 M tonnes at 1.19% Cu and an Inferred resource (at a 0.5% Cu cut-off) of 47.7 M tonnes at 0.84% Cu.
•	The resource estimate is confined to the Ruby Creek zone comprised of the Upper and Lower Reefs. Too little drilling information is available to estimate resources in the South Reef at this time.
•	Significant copper mineralization occurs in five drill holes in what is now known as the South Reef.

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26.0	RECOMMENDATIONS

The following actions are recommended for the Bornite deposit:

•	A program of geologic mapping, sampling, and geophysics to develop additional targets for exploration. A budget of $US 500,000 is recommended.
•	Additional drilling to determine the extent of the mineralization in the South Reef. A drill program with a $US 8.0 million budget is recommended.
•	Additional drilling to expand confirmation results from historic drilling in both the Upper and Lower Reefs of the deposit. A budget of $US 2.0 million is proposed to complete this test work.
•	Drilling to test geologically favorable targets outside the three Reef targets. A budget of $US 1.2 million is proposed to do this work.
•

After drilling is completed, a preliminary scoping study that includes geotechnical work, metallurgical studies, hydrological studies, resource estimation (including further collection and analysis of specific gravity and further verification and analysis of the historical drill data), mine planning and an economic analysis of the project. If results are positive, the project should proceed with more drilling to delineate Indicated resources. A budget of $US 500,000 has been proposed for this work.

None of the recommendations above is contingent on the successful completion of any of the other items.

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27.0	REFERENCES

27.1	Bibliography

Ambler District report, 1997, Kennecott Exploration Internal report.

Avé Lallemant, H.G., Gottschalk, R.R., Sisson, V.B., and Oldow, J.S., 1998, Structural analysis of the Kobuk fault zone, north-central Alaska, in Oldow, J.S., and Avé Lallemant, H.G., eds., Architecture of the Central Brooks Range Fold and Thrust Belt, Arctic Alaska: Boulder, Colorado, Geologic Society of America Special Paper 324.

Beisher, G., 2000, Ruby Creek Copper Prospect Bornite Carbonate Sequence, NANA Regional Corporation Lands Northwest Alaska report submitted to M.I.M. (USA) Inc.

Bernstein, L.R., and Cox, D.P., 1986, Geology and Sulfide Mineralization of the Number One Orebody, Ruby Creek Copper Deposit, Alaska: Economic Geology, 81, p. 1675-1689

Bigelow, Charles G., 1963, Facies distribution, structure and mineralization, Ruby Creek Development project, Alaska June 1963: Bear Creek Mining company internal report.

Christiansen, P.P. and Snee, L.W., 1994, Structure, metamorphism, and geochronology of the Cosmos Hills and Ruby Ridge, Brooks Range schist belt, Alaska: Tectonics, 13, p. 193-213.

Crupi, S. R., 2008, Hydraulics Data Report, Shaw Alaska report.

Crupi, S. R., 2008, Water Quality Report. Shaw Alaska report.

Crupi, S. R., 2009, Hydraulics Data Report, Shaw Alaska report.

Crupi, S. R., 2009, Water Quality Report. Shaw Alaska report.

Dillon, J.T., Pessel, G.H., Chen, J.H., and Veach, N.C., 1980, Middle Paleozoic magmatism and orogenesis in the Brooks Range, Alaska: Geology, 8, p. 338-343.

Hale, C., 1996, 1995 Annual Ambler District Report: Kennecott Exploration Internal report.

Hale, C., 1997, Ruby Creek-Cosmos Hills Geology, 1997 Results: Kennecott Exploration Internal report.

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Hawke Engineering, 1966, Flooding on October 27, 1966 exploration shaft at Bornite Alaska: Hawk Engineering internal report for Ruby Creek development Kennecott Copper Corp.

Hitzman, M.W., Smith, T.E., and Proffett, J.M., 1982, Bedrock Geology of the Ambler District, Southwestern Brooks Range, Alaska: Alaska Division of Geological and Geophysical Surveys Geologic Report 75, 1:50,000.

Hitzman, M.W., 1983, Geology of the Cosmos Hills and its relationship to the Ruby Creek copper-cobalt deposit: Unpublished Ph.D. dissertation, Stanford, CA, Stanford University, 266p.

Hitzman, M.W., 1986, Geology of the Ruby Creek Copper Deposit: Economic Geology, 81, p. 1644-1674.

Hitzman, M.W., Proffett, J.M., Schmidt, J.M., Smith, T.E., 1986, Geology and Mineralization of the Ambler District, Northwest Alaska: Economic Geology, 81, p. 1592-1618.

Lutz, Norman R. 1960, Progress report Ruby Creek thru 1959: Bear Creek Mining Company internal report.

McClelland, W.C., Schmidt, J.M., and Till, A.B., 2006, New U-Pb SHRIMP ages from Devonian felsic volcanic and Proterozoic plutonic rocks of the southern Brooks Range, AK: Geologic Society of America Abstracts with Programs, v. 38, n. 5, p. 12.

Moore, T.E., 1992, The Arctic Alaska Superterrane, p. 238-244, in Bradley, D.C., and Dusel-Bacon, C., eds., Geologic Studies in Alaska by the U.S. Geological Survey, 1991: U.S. Geological Survey Bulletin 2041.

Moore, T.E., Wallace, W.K, Bird, K.J., Karl, S.M., Mull, C.G., and Dillon, J.T., 1994, Geology of northern Alaska, in Plafker, G., and Berg, H.C., eds., The Geology of Alaska: Boulder, Colorado, Geologic Society of America, The Geology of North America, v. G-1.

NANA Regional Corporation, Inc., 2010, Kobuk Village Profile

Penny, C. T., 1966, Annual Report Ruby Creek Division, Kennecott Copper Corp. Internal report.

Penny, C. T., 1968, Review Ruby Creek Division 1964 – 68: Kennecott Exploration Internal report

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Ratterman, N.S., McClelland, W.C., and Presnell, R.D., 2006, Geochronology and lithogeochemistry of volcanic rocks of the Ambler District, Southern Brooks Range, Alaska: Geologic Society of America Abstracts with Programs, v. 38, n. 5, p. 69.

Robinson, J., 2010, The Ruby Creek Deposit in 2009, NovaGold Resources Internal report.

Roskowski, J., 2011, Bornite Collar Corrections, NovaCopper Internal memo.

Selby, D., Kelley, K.D., Hitzman, M.W., Zieg, J., 2009, Re-Os sulfide (bornite, chalcopyrite, and pyrite) systematics of the carbonate-hosted copper deposits at Ruby Creek, southwestern Brooks Range, Alaska: Economic Geology, 104, p. 437-444.

Till, A.B., Dumoulin, J.A., Harris, A.G., Moore, T.E., Bleick, H.A., and Siwiec, B.R., 2008, Bedrock geologic map of the Southern Brooks Range, Alaska and accompanying conodont data: U.S. Geologic Survey Open File Report 2008-1149.

Vogl, J.J., 2003, Thermal-baric structure and P-T history of the Brooks Range metamorphic core, Alaska: Journal of Metamorphic Geology, 21, p. 269-284.

Williams 1988, Bornite Data Summaries internal report, Kennecott Internal report.

Zimmerley, S. R, 1961, Amenability of Samples from the Ruby Creek, Alaska, Copper Prospect – Exploration Lot D-378, Letter to R. D. Hutchinson, District Geologist, Bear Creek Mining Company.

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28.0	CERTIFICATE OF AUTHOR

CERTIFICATE OF AUTHOR

BRUCE M. DAVIS, FAUSIMM

BD Resource Consulting, Inc.

4253 Cheyenne Drive, Larkspur, CO 80118 USA
Telephone: 303-694-6546 Mobile: 303-916-5421
Email: bdavis@avantimining.com

I, Bruce Davis, FAusIMM, do hereby certify that:

1.	I am an independent consultant of:

BD Resource Consulting, Inc.
4253 Cheyenne Drive
Larkspur, CO 80118 USA

2.	I graduated with a Doctor of Philosophy degree from the University of Wyoming in 1978.

3.	I am a fellow of the Australasian Institute of Mining and Metallurgy, Registration Number 2111185.

4.

I have practiced my profession continuously for 33 years and have been involved in geostatistical studies, mineral resource and reserve estimations and feasibility studies on numerous underground and open pit base metal and gold deposits in Canada, the United States, Central and South America, Europe, Asia, Africa and Australia.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of the technical report titled, NI 43-101 Technical Report, Resource Estimation – Ruby Creek Zone, Bornite Deposit, Upper Kobuk Mineral Project, Northwest Alaska, with an effective date of July 18, 2012 (the “Technical Report”) relating to the Upper Kobuk Mineral Project.

7.	I personally visited the Upper Kobuk Mineral Project on July 26th and July 27th, 2011.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.

As of as of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

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10.	I am independent of the issuer applying all of the tests in Section 1.5 of NI 43-101.

11.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 28th day of August 2012.

“Bruce M. Davis” (signed)

_____________________________________
Bruce M. Davis, FAusIMM

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